 MANAGEMENT’S RESPONSIBILITY

Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting

Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with U.S. generally accepted accounting principles and reflect management’s best judgments and estimates. Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting includes processes and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;
•	provide reasonable assurance that receipts and expenditures of the company are appropriately authorized by the company’s management and directors; and
•	provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the company’s Board of directors.

Based on this assessment, management determined that, as of December 31, 2011, the company’s internal control over financial reporting was effective.

The company’s independent auditor, which audited and reported on the company’s consolidated financial statements, has also issued an auditors’ report on the company’s internal control over financial reporting.

The Board of directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of four non-management members of the Board of directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls, and internal and external auditing functions.

These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Kevin J. Clarke	Brian Baarda
President and	Vice-President, Finance
Chief Executive Officer	and Chief Financial Officer

Vancouver, Canada

February 29, 2012

1

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Catalyst Paper Corporation

We have audited the accompanying consolidated balance sheets of Catalyst Paper Corporation as of December 31, 2011 and 2010 and the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of Catalyst Paper Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalyst Paper Corporation as of December 31, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Catalyst Paper Corporation will continue as a going concern. As discussed in note 1 and note 30 to the consolidated financial statements, Catalyst Paper Corporation has suffered recurring losses from operations; Catalyst Paper Corporation and certain of its subsidiaries have obtained an Initial Order under the Companies’ Creditors Arrangement Act in Canada on January 31, 2012, which was further amended and extended on February 14, 2012 to April 30, 2012; and Catalyst Paper Corporation and certain of its subsidiaries have also received recognition of the Initial Order under chapter 15 of title 11 of the United States Bankruptcy Code on February 8, 2012, all of which raise substantial doubt about Catalyst Paper Corporation’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1 and note 30. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2012 expressed an unqualified opinion on the effectiveness of the internal control over financial reporting.

Vancouver, Canada

February 29, 2012

2

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Catalyst Paper Corporation

We have audited Catalyst Paper Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. Catalyst Paper Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Catalyst Paper Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Catalyst Paper Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Catalyst Paper Corporation as of December 31, 2011 and 2010, and the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

Vancouver, Canada

February 29, 2012

3

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(In millions of Canadian dollars)

		As at December 31,
		2011	2010

Assets
Current assets
Cash and cash equivalents		$25.1	$95.4
Accounts receivable (note 7)		134.9	120.6
Inventories (note 8)		146.9	139.9
Prepaids and other (note 9)		20.0	27.7
		326.9	383.6
Property, plant and equipment (note 10)		386.3	1,285.6
Other assets (note 11)		24.4	27.0
		$737.6	$1,696.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 12)		$174.5	$171.6
Current portion of long-term debt (note 13)		466.8	27.0
		641.3	198.6
Long-term debt (note 13)		375.5	783.9
Employee future benefits (note 14)		305.7	269.1
Other long-term obligations (note 15)		19.2	20.2
Future income taxes (note 16)		3.6	11.4
Deferred credits (note 17)		9.6	9.6
		1,354.9	1,292.8

Equity (Deficiency)
Shareholders’ equity (Deficiency)
Common stock:	no par value; unlimited shares authorized; issued and outstanding: 381,900,450 shares (December 31, 2010 – 381,753,490 shares)	1,035.2	1,035.0
Preferred stock:	par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Additional paid-in capital		16.6	16.6
Deficit		(1,556.0)	(582.0)
Accumulated other comprehensive loss (note 18)		(89.4)	(46.1)
		(593.6)	423.5
Non-controlling interest (deficit) (note 6)		(23.7)	(20.1)
		(617.3)	403.4
		$737.6	$1,696.2

Going concern (note 1)

Commitments, guarantees and indemnities and contingent liabilities (notes 27, 28, and 29)

Subsequent events (note 30)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Kevin J. Clarke	Thomas S. Chambers
Director	Director
4

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(In millions of Canadian dollars, except where otherwise stated)

	Years ended December 31,
	2011	2010	2009
Sales	$1,261.5	$1,228.6	$1,223.5

Operating expenses
Cost of sales, excluding depreciation and amortization	1,173.7	1,113.6	1,037.6
Depreciation and amortization	112.4	119.3	146.6
Selling, general and administrative	40.3	43.4	44.8
Restructuring (note 19)	5.9	25.3	17.9
Impairment and other closure costs (note 5)	823.6	294.5	17.4
	2,155.9	1,596.1	1,264.3

Operating earnings (loss)	(894.4)	(367.5)	(40.8)
Interest expense, net (note 20)	(73.4)	(72.0)	(69.3)
Gain on cancellation of long-term debt (note 13)	–	0.6	30.7
Foreign exchange gain (loss) on long-term debt	(9.7)	27.6	75.3
Other expense, net (note 21)	(6.5)	(3.2)	(29.1)
Earnings (loss) before income taxes	(984.0)	(414.5)	(33.2)
Income tax recovery (note 16)	(7.4)	(16.3)	(27.6)
Net earnings (loss)	(976.6)	(398.2)	(5.6)
Net (earnings) loss attributable to non-controlling interest (note 6)	2.6	1.3	1.2
Net earnings (loss) attributable to the company	$(974.0)	$(396.9)	$(4.4)
Basic and diluted net earnings (loss) per share attributable to the company’s common shareholders (note 22) (in dollars)	$(2.55)	$(1.04)	$(0.01)
Weighted average number of the company’s common shares outstanding (in millions)	381.9	381.8	381.8

The accompanying notes are an integral part of the consolidated financial statements.

5

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(In millions of Canadian dollars)

	Years ended December 31,
	2011	2010	2009
Net earnings (loss)	$(976.6)	$(398.2)	$(5.6)
Other comprehensive income (loss), net of tax (expense) recovery:
Employee future benefits liability adjustment
Gross amount	(46.9)	16.4	(36.1)
Tax (expense) recovery	0.2	(3.9)	9.9
Net amount	(46.7)	12.5	(26.2)
Reclassification of amortization of employee future benefits
Gross amount	5.2	3.1	9.3
Tax (expense) recovery	(1.7)	(1.1)	(2.5)
Net amount	3.5	2.0	6.8
Unrealized net gain on cash flow revenue hedges
Gross amount	–	5.8	20.5
Tax (expense) recovery	–	(1.6)	(6.0)
Net amount	–	4.2	14.5
Reclassification of net (gain) loss on cash flow revenue hedges
Gross amount	(1.4)	(15.1)	6.9
Tax (expense) recovery	0.4	4.2	(2.1)
Net amount	(1.0)	(10.9)	4.8
Foreign currency translation adjustments, net of related hedging activities
Gross amount	0.4	(0.4)	(1.2)
Tax (expense) recovery	0.5	(0.9)	(4.4)
Net amount	0.9	(1.3)	(5.6)
Unrealized gain (loss) on interest rate hedges
Gross amount	–	0.3	(1.6)
Tax (expense) recovery	–	(0.1)	0.4
Net amount	–	0.2	(1.2)
Other comprehensive income (loss), net of taxes	(43.3)	6.7	(6.9)
Total comprehensive income (loss)	(1,019.9)	(391.5)	(12.5)
Comprehensive loss attributable to non-controlling interest:
Net loss	2.6	1.3	1.2
Other comprehensive (income) loss, net of taxes	–	(0.1)	0.6
Comprehensive loss attributable to non-controlling interest	2.6	1.2	1.8
Comprehensive income (loss) attributable to the company	$(1,017.3)	$(390.3)	$(10.7)

The accompanying notes are an integral part of the consolidated financial statements.

6

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(In millions of Canadian dollars)

	Equity attributable to the company
	Common stock		Additional	Retained	Accumulated other	Non- controlling
	Number of shares	$	paid-in capital	earnings (deficit)	comprehensive income (loss)	interest (deficit)	Total

Balance as at December 31, 2008	381,753,490	$1,035.0	$14.6	$(180.7)	$(46.4)	$(15.9)	$806.6
Stock option compensation expense	–	–	1.8	–	–	–	1.8
Net earnings (loss)	–	–	–	(4.4)	–	(1.2)	(5.6)
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive income (loss), net of tax	–	–	–	–	(6.3)	(0.6)	(6.9)

Balance as at December 31, 2009	381,753,490	$1,035.0	$16.4	$(185.1)	$(52.7)	$(18.0)	$795.6
Stock option compensation expense	–	–	0.2	–	–	–	0.2
Net earnings (loss)	–	–	–	(396.9)	–	(1.3)	(398.2)
Distributions to non-controlling interest	–	–	–	–	–	(0.9)	(0.9)
Other comprehensive income (loss), net of tax	–	–	–	–	6.6	0.1	6.7

Balance as at December 31, 2010	381,753,490	$1,035.0	$16.6	$(582.0)	$(46.1)	$(20.1)	$403.4
Common shares issued	146,960	0.2	(0.2)	–	–	–	–
Stock option compensation expense	–	–	0.2	–	–	–	0.2
Net earnings (loss)	–	–	–	(974.0)	–	(2.6)	(976.6)
Distributions to non-controlling interest	–	–	–	–	–	(1.0)	(1.0)
Other comprehensive income (loss), net of tax	–	–	–	–	(43.3)	–	(43.3)

Balance as at December 31, 2011	381,900,450	$1,035.2	$16.6	$(1,556.0)	$(89.4)	$(23.7)	$(617.3)

The accompanying notes are an integral part of the consolidated financial statements.

7

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(In millions of Canadian dollars)

	Years ended December 31,
	2011	2010	2009

Cash flows provided (used) by:
Operations
Net earnings (loss)	$(976.6)	$(398.2)	$(5.6)
Items not requiring (providing) cash
Depreciation and amortization	112.4	119.3	146.6
Impairment and other closure costs (note 5)	823.6	294.5	17.4
Future income taxes (note 16)	(7.6)	(16.1)	(26.6)
Foreign exchange loss (gain) on long-term debt	9.7	(27.6)	(75.3)
Gain on cancellation of long-term debt (note 13)	–	(0.6)	(30.7)
Employee future benefits, expense over (under) cash contributions	(8.0)	(2.4)	4.3
Decrease in other long-term obligations	(3.1)	(4.2)	(0.5)
Loss (gain) on disposal of property, plant and equipment	(0.1)	(7.2)	3.9
Other	(1.8)	10.9	4.6
Changes in non-cash working capital
Accounts receivable	(14.3)	(19.1)	120.2
Inventories	(17.1)	19.3	32.9
Prepaids and other	7.6	(2.4)	7.6
Accounts payable and accrued liabilities	3.8	(10.3)	(95.2)
Cash flows provided (used) by operations	(71.5)	(44.1)	103.6

Investing
Additions to property, plant and equipment	(19.7)	(11.2)	(11.5)
Proceeds from sale of property, plant and equipment	1.2	7.9	4.5
Decrease (increase) in other assets	0.8	(1.2)	4.1
Cash flows used by investing activities	(17.7)	(4.5)	(2.9)

Financing
Increase (decrease) in revolving loan and loan payable	48.0	(14.5)	(45.6)
Redemption of senior notes (note 13)	(25.8)	–	–
Proceeds on issuance of Class B senior secured notes (note 13)	–	98.4	–
Note exchange costs (note 13)	–	(8.3)	(2.2)
Deferred financing costs (note 13)	(2.4)	(4.5)	(0.9)
Repayment of non-recourse long-term debt	–	–	(75.7)
Proceeds from non-recourse long-term debt	–	–	95.0
Proceeds on termination of debt foreign currency contracts	–	–	34.7
Settlement on purchase of senior notes (note 13)	–	(9.2)	(26.9)
Decrease in other long-term debt	(0.9)	(1.0)	(1.0)
Cash flows provided (used) by financing activities	18.9	60.9	(22.6)
Cash and cash equivalents, increase (decrease) in the year	(70.3)	12.3	78.1
Cash and cash equivalents, beginning of year	95.4	83.1	5.0
Cash and cash equivalents, end of year	$25.1	$95.4	$83.1

Supplemental disclosures:
Income taxes paid	$0.1	$0.4	$0.5
Net interest paid	72.6	72.7	66.5
Common stock issued under stock option compensation plan	0.2	–	–
Non-cash exchange of 8.625% senior notes	–	(327.1)	–
Non-cash issuance of 11.0% senior notes	–	287.2	–
Non-cash difference in carrying value of senior notes on modification	–	39.9	–

The accompanying notes are an integral part of the consolidated financial statements.

8

CATALYST PAPER CORPORATION

CONSOLIDATED BUSINESS SEGMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(In millions of Canadian dollars)

	Year ended December 31, 2011
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated

Sales to external customers	$718.7	$294.8	$248.0	$–	$1,261.5
Inter-segment sales	–	–	39.3	(39.3)	–
Depreciation and amortization	81.9	15.5	15.0	–	112.4
Restructuring (note 19)	3.5	1.5	0.9	–	5.9
Impairment and other closure costs (note 5)	527.9	212.2	83.5	–	823.6
Operating earnings (loss)	(585.7)	(239.9)	(68.8)	–	(894.4)
Total assets	432.0	216.5	75.8	13.3	737.6
Additions to property, plant and equipment	9.2	6.1	4.4	–	19.7

	Year ended December 31, 2010
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated

Sales to external customers	$700.1	$303.5	$225.0	$–	$1,228.6
Inter-segment sales	–	–	23.4	(23.4)	–
Depreciation and amortization	79.6	25.4	14.3	–	119.3
Restructuring (note 19)	8.2	16.1	1.0	–	25.3
Impairment and other closure costs (note 5)	104.4	190.1	–	–	294.5
Operating earnings (loss)	(147.5)	(243.7)	23.7	–	(367.5)
Total assets	1,046.0	450.6	185.1	14.5	1,696.2
Additions to property, plant and equipment	9.1	1.8	0.3	–	11.2

	Year ended December 31, 2009
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated

Sales to external customers	$832.3	$320.6	$70.6	$–	$1,223.5
Inter-segment sales	–	–	13.4	(13.4)	–
Depreciation and amortization	93.8	44.5	8.3	–	146.6
Restructuring (note 19)	11.7	3.0	3.2	–	17.9
Impairment (note 5)	–	17.4	–	–	17.4
Operating earnings (loss)	41.1	(70.3)	(11.6)	–	(40.8)
Total assets	1,291.3	574.3	207.8	17.4	2,090.8
Additions to property, plant and equipment	5.8	5.2	0.5	–	11.5

The accompanying notes are an integral part of the consolidated financial statements.

9

CATALYST PAPER CORPORATION

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(In millions of Canadian dollars)

	Year ended December 31, 2011
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total

Canada	$120.2	$36.4	$4.6	$161.2
United States	513.0	164.5	–	677.5
Asia and Australasia	38.7	45.8	243.3	327.8
Latin America	45.1	48.1	–	93.2
Europe and other	1.7	–	0.1	1.8
	$718.7	$294.8	$248.0	$1,261.5

	Year ended December 31, 2010
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total

Canada	$103.0	$35.1	$0.2	$138.3
United States	513.0	177.2	0.9	691.1
Asia and Australasia	30.6	35.2	222.1	287.9
Latin America	50.7	56.0	–	106.7
Europe and other	2.8	–	1.8	4.6
	$700.1	$303.5	$225.0	$1,228.6

	Year ended December 31, 2009
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total

Canada	$106.9	$40.3	$0.3	$147.5
United States	656.6	189.9	3.1	849.6
Asia and Australasia	26.9	40.8	49.0	116.7
Latin America	37.7	48.8	0.9	87.4
Europe and other	4.2	0.8	17.3	22.3
	$832.3	$320.6	$70.6	$1,223.5

	As at December 31,
	2011	2010
Property, plant and equipment by geographic location:
Canada	$377.7	$1,127.8
United States	8.6	157.8
	$386.3	$1,285.6

The accompanying notes are an integral part of the consolidated financial statements.

10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the “company”) is a significant specialty mechanical printing papers and newsprint producer in North America. The company operates in three business segments.

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (“NBSK”) pulp.

The company owns and operates four manufacturing facilities, three of which are located in the province of British Columbia (B.C.), Canada and one in Arizona, U.S.A. Two other facilities, including a paper recycling facility, were permanently shut down during 2010 (note 5). Inter-segment sales consist of pulp transfers at cost up to December 31, 2009, and at market prices thereafter. The company has not restated its comparative numbers for this change in policy as the change is not material to the comparative numbers. However, this change could be material in future periods if pulp market prices increase or average costs decrease. The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are Asia and Australasia.

Creditor protection proceedings

On January 31, 2012, Catalyst Paper Corporation and certain of its subsidiaries obtained an Initial Order from the Supreme Court of British Columbia under the Companies’ Creditors Arrangement Act (CCAA). The company applied for recognition of the Initial Order under chapter 15 of title 11 of the US Bankruptcy Code. The company entered into a Debtor-In-Possession (DIP) Credit Agreement, pursuant to which a DIP Credit Facility of approximately $175 million was confirmed by the Court. See Note 13, Long-term debt, for further detail on the impact of the creditor protection proceedings on the company’s debt.

On February 14, 2012, the Canadian Court extended the stay of proceedings under CCAA until April 30, 2012. See Note 30, Subsequent events, for further detail on the creditor protection proceeding.

Going concern

The company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, after suffering recurring losses from operations the company entered into CCAA proceedings on January 31, 2012, which raises substantial doubt about the company’s ability to continue as a going concern. See Note 30, Subsequent events, for further detail on the creditor protection proceeding.

The creditor protection proceedings and DIP Credit Facility provide the company with a period of time to develop a comprehensive restructuring plan. Management believes that these actions make the going concern basis of presentation appropriate. However, it is not possible to predict the outcome of these proceedings and as such, the realization of assets and discharge of liabilities are each subject to significant uncertainty.

The company and the Canadian paper industry in general have been adversely affected by the economic downturn in the United States over the past three years and the trend away from certain paper products to electronic media. The result has been overcapacity in the industry resulting in lower prices, higher costs due to production curtailments and a strong Canadian dollar which ultimately lowers revenues to the company. Further, the company’s financial position has been adversely affected by its significant debt burden, substantial debt service requirements and the terms and conditions of its debt agreements.

12

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis were not appropriate. If the going concern basis were not appropriate, material adjustments would be required to the carrying values of assets and liabilities, reported revenue and expenses and balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, developing and implementing a comprehensive restructuring plan that will improve profitability, reduce the company’s current debt burden and improve liquidity. It will further depend on the company securing continued sources of liquidity while under creditor protection, either by renewing or extending its current DIP financing arrangement, or obtaining alternative financing to replace its DIP financing arrangement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the company are prepared in accordance with United States (U.S.) generally accepted accounting principles (U.S. GAAP).

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships. In addition, the consolidated financial statements include the accounts of the company’s joint venture, Powell River Energy Inc. (PREI), a variable interest entity. All inter-company transactions and amounts have been eliminated on consolidation.

(b)	Variable interest entities

Variable interest entities (VIE) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The company consolidates the accounts of VIEs where it has been determined that the company is the primary beneficiary, defined as the party that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has an obligation to absorb losses and receive benefits of that VIE.

(c)	Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, derivative financial instruments, pension and post-retirement benefits, bad debt and doubtful accounts, income taxes, restructuring costs, and commitment and contingencies, based on currently available information. Actual amounts could differ from estimates.

(d)	Revenue recognition

The company recognizes revenues upon shipment when persuasive evidence of an arrangement exists, prices are fixed or determinable, title of ownership has transferred to the customer and collection is reasonably assured. Sales are reported net of discounts, allowances and rebates.

(e)	Shipping and handling costs

The company classifies shipping and handling costs to Cost of sales, excluding depreciation and amortization as incurred.
13

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(f)	Translation of foreign currencies

The majority of the company’s sales are denominated in foreign currencies, principally U.S. dollars (US$). Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

The company has a foreign subsidiary that is considered to be self-contained and integrated within its foreign jurisdiction, and accordingly, uses the U.S. dollar as its functional currency. The foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars (CDN$) are reported as a component of other comprehensive income (loss), as discussed in note 18, Accumulated other comprehensive loss.

(g)	Derivative financial instruments

The company uses derivative financial instruments in the management of foreign currency and price risk associated with its revenues, energy costs and long-term debt. It also uses interest rate swaps to manage its net exposure to interest rate changes. The company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The company accounts for its derivatives at fair value at each balance sheet date.

In a cash flow hedge, the changes in fair value of derivative financial instruments are recorded in Other comprehensive loss. These amounts are reclassified in the consolidated statement of earnings (loss) in the periods in which results are affected by the cash flows of the hedged item. Any hedge ineffectiveness is recorded in the consolidated statement of earnings (loss) when incurred. In a fair value hedge, hedging instruments are carried at fair value, with changes in fair value recognized in the consolidated statement of earnings (loss). The changes in fair value of the hedged item attributable to the hedged risk is also recorded in the consolidated statement of earnings (loss) by way of a corresponding adjustment of the carrying amount of the hedged items recognized on the balance sheet. In hedges of the foreign currency exposure of net investments in foreign subsidiaries that are self-contained and integrated within a particular country, gains and losses on translation are deferred in a separate component of shareholders’ equity to be recognized in net earnings (loss) upon sale or upon complete or substantially complete liquidation of the net investment in the foreign subsidiary. Cash flows from derivative financial instruments are classified, in general, to “Operations” on the consolidated statement of cash flows consistent with the hedged transaction. Cash flows resulting from termination of interest rate swaps are classified as “Investing activities.”

Effective January 1, 2010, the company changed its policy on the classification of foreign exchange gains and losses on the ineffective portion of its U.S. dollar revenue risk management instruments, on the portion that is excluded from the assessment of hedge effectiveness, and on the translation of working capital balances denominated in foreign currencies. The respective foreign exchange gains and losses previously recognized in Sales are now recognized in Other expense, net. In addition, the company also changed its policy on the classification of changes in the fair value of all commodity swap agreements not designated as hedges for accounting purposes that were previously recognized in Sales and Cost of sales, excluding depreciation and amortization. The changes in the fair value related to these instruments are now recognized in Other expense, net. The new policies adopted are considered preferable as they increase the transparency of the economic hedging activity. These changes were applied retrospectively. For the year ended December 31, 2009, the above changes resulted in an increase of $21.8 million to Sales and $2.1 million to Cost of sales, excluding depreciation and amortization, with an offsetting increase of $19.7 million to Other expense, net.

Effective April 1, 2010, the company no longer designates its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes. The effective portion of gains or losses accumulated as at March 31, 2010 on its previously designated U.S. dollar revenue risk management instruments are continuing to be recorded in the same income statement line items as the hedged item in Sales.
14

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Prior to April 1, 2010, the company designated the hedge relationship and formally documented, at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness was assessed. Risk management strategies and relationships were assessed on an ongoing basis to ensure each derivative instrument was effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship. At December 31, 2011, no unrecognized gains or losses remained in Accumulated other comprehensive loss in respect of cash flow revenue hedges.

Effective October 1, 2011, the company no longer designates the foreign currency revaluation of a portion of its long-term debt as a hedge against the foreign currency exposure arising on the net investment in its foreign subsidiary. As described in note 5, Measurement uncertainty – impairment of long-lived assets, certain assets of the foreign subsidiary were impaired on September 30, 2011. Subsequent to the recognition of this impairment, the revaluation of the company’s foreign currency denominated debt is no longer an effective hedge against the foreign exchange gains and losses that arise on the net investment in the company’s foreign subsidiary.

(h)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at fair value.

(i)	Inventories

Specialty printing papers, newsprint and pulp inventories are valued at the lower of three-month moving average cost or market. Wood chips, pulp logs and other raw materials are valued at the lower of cost or market. For raw materials to be used in the production of finished goods, market is determined on an as-converted-to-finished-goods basis. Work-in-progress and operating and maintenance supplies and spare parts inventories are valued at cost. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead, and depreciation and amortization costs. In addition, cost includes freight costs to move inventory offsite.

(j)	Repairs and maintenance costs

Repairs and maintenance, including costs associated with planned major maintenance, are charged to Cost of sales, excluding depreciation and amortization as incurred.

(k)	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization, including asset impairment charges. Interest costs for capital projects are capitalized. Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

Buildings	2.5% − 5.0%
Paper machinery and equipment	5.0% – 10.0%
Pulp machinery and equipment	5.0% – 10.0%

Effective December 31, 2011, the remaining useful lives of the company’s pulp machinery were revised from approximately 7 years to 11 years. The company concluded that, based on the physical condition of these assets, 11 years more fairly reflect the remaining useful lives of these assets. The company considers this a change in estimate, which has been adopted prospectively on December 31, 2011.

No depreciation is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are expensed as incurred.

Leasehold improvements are normally amortized over the lesser of their expected average service life and the term of the lease.

15

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

When property, plant and equipment are sold by the company, the historical cost less accumulated depreciation and amortization is netted against the sale proceeds and the difference is included in Other expense, net.

(l)	Government grants

Government grants are recognized at fair value when there is reasonable assurance that the company will comply with the conditions attached to them and that the grants will be received. Government grants related to additions or betterments to property, plant and equipment are recognized as credits against the carrying values of the related assets, and subsequently recognized in net earnings (loss) over the useful lives of the related assets as reductions to the resulting depreciation expense.

Government grants were awarded to the company by the Canadian Forest Service (CFS) to invest in specified capital upgrades to property, plant and equipment. These government grants, called Green Transformation Credits, were awarded in accordance with CFS’s Pulp and Paper Green Transformation Program.

(m)	Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(n)	Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of Property, plant and equipment, and depreciation and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on a discounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(o)	Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

The company’s obligations for the proper removal and disposal of asbestos products in its mills meet the definition of a conditional asset retirement obligation. That is, the company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations.

The company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the company’s mills, due in part to the company’s maintenance procedures, and the fact that the company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the company’s mills is indeterminate. As a result, the company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

The company’s obligations to cover (cap) the surface areas of the landfills that are in operation at its mill sites meet the definition of an asset retirement obligation. Capping will prevent future environmental contamination when the landfills are no longer in active use. The company presently has active landfills at its Crofton, Powell River and Elk Falls mill sites.

16

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(p)	Deferred financing costs

Deferred costs related to the company’s long-term debt are included in Other assets and amortized using the effective interest rate method over the legal life of the related liability. Financing costs associated with modifications of long-term debt are expensed as incurred. Financing costs associated with modifications to line-of-credit or revolving debt arrangements are deferred and amortized if the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement and if the parties to the new arrangement are the same as the parties to the old arrangement. Borrowing capacity is defined as the product of the remaining term of the arrangement and the maximum available credit.

(q)	Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the company’s key officers, directors and employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to Common stock together with any related stock-based compensation expense. Performance and time based share-based payments are amortized over their vesting periods when it is probable that the performance conditions will be satisfied.

Deferred share units are accounted for using the quoted market value at each reporting period until settlement, and are amortized over their vesting periods.

(r)	Income taxes

Income taxes are accounted for using the asset and liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

(s)	Deferred credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to Income tax recovery in the consolidated statement of earnings (loss) during the period that the acquired tax asset is utilized.

(t)	Employee future benefits

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. The company also sponsors other post-retirement benefit plans, covering heath and dental benefits. The company recognizes assets or liabilities for the respective overfunded or underfunded statuses of its defined benefit pension plans and other post-retirement benefit plans on its consolidated balance sheet. Changes in the funding statuses that have not been recognized in the company’s net periodic benefit costs are reflected in Accumulated other comprehensive loss in the company’s consolidated balance sheet. Net periodic benefit costs are recognized as employees render the services necessary to earn the pension and other post-retirement benefits.

17

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The estimated cost for pensions and other employee future benefits provided to employees by the company is accrued using actuarial techniques and assumptions during the employees’ active years of service. The net periodic benefit cost includes:

–	the cost of benefits provided in exchange for employees’ services rendered during the year;
–	the interest cost of benefit obligations;
–	the expected long-term return on plan assets based on the fair value for all asset classes;
–	gains or losses on settlements or curtailments;
–	the straight-line amortization of prior service costs and plan amendments included in accumulated other comprehensive income (AOCI) over the expected average remaining service lifetime (EARSL) of employees who are active as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average remaining life expectancy of the former employees; and
–	the straight-line amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the EARSL of the active employees who are active as of the date such amounts are recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees.

The defined benefit plan obligations are determined in accordance with the projected benefit method, prorated on services.

Amounts paid to the company’s defined contribution plans for salaried employees and to multi-employer industry-wide pension plans are expensed as incurred.

(u)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to the company for the period by the weighted average number of company common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted loss per share are the same.

(v)	Comparative figures

Comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

3.	RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In May 2011, the Financial Accounting Standards Board (FASB) issued an update on fair value measurements called Accounting Standards Update (ASU) 2011-04 to achieve convergence in this area with the International Accounting Standards Board (IASB). The update, which requires prospective adoption for annual periods beginning after December 15, 2011, requires additional quantitative disclosure of significant unobservable inputs used for level 3 fair value measurements, additional qualitative sensitivity disclosure related to measurement uncertainty for level 3 fair value measurements, removes the concepts of “highest and best use” and “valuation premise” in the measurement of financial instruments and provides greater guidance surrounding premiums and discounts. The new guidance states that premiums and discounts may be considered in the fair value measurement of level 2 and level 3 financial instruments if certain conditions are met, including that market participants would consider these premiums or discounts when transacting for the asset or liability and that application of the premium or discount is consistent with the characteristics of the asset or liability being measured. The company assessed the impact of this update and determined that it had no impact on its consolidated financial statements or disclosures.

18

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

In September 2011, the FASB issued an update on multi-employer plans called ASU 2011-09. The update, which requires retrospective adoption for annual periods beginning after December 15, 2011, prescribes additional disclosure for multi-employer plans to enhance the transparency and quality of information regarding a reporting entity’s participation in such plans and the commitments and risks involved. The update has no impact on the accounting treatment of multi-employer plans other than requiring additional disclosure. The company adopted ASU 2011-09 in its consolidated financial statements for the year ended December 31, 2011 and provided the additional disclosure in note 14, Employee Future Benefits.

4.	CHANGES IN FUTURE ACCOUNTING STANDARDS

There were no new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

5.	MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

The company reviews its long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The company tests for impairment using a two-step methodology as follows:

(i)	determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii)	if assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 52% of total assets as at December 31, 2011. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.

2011

The company recorded impairment and other closure costs of $823.6 million in 2011, consisting of an impairment charge of $660.2 million on the assets of its Canadian operations, $161.8 million on the assets of its Snowflake mill, net closure costs of $0.5 million related to the company’s discontinued paper recycling operation and $1.1 million related to a revised estimate for future landfill rehabilitation cost in respect of the landfill located at the company’s discontinued Elk Falls mill.

The following table provides the components of the impairment and other closure costs:

Buildings, plant and equipment	$801.1
Land	10.8
Operating and maintenance supplies and spare parts inventory (note 8)	10.1
822.0
Other closure costs – operating lease at paper recycling operation	0.5
Other closure costs – Elk Falls landfill rehabilitation estimate	1.1
Total	$823.6
Classification in consolidated statement of earnings (loss):
Impairment and other closure costs	$823.6
$823.6

19

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

In respect of the company’s Canadian operations, impairment of $660.2 million was recorded on December 31, 2011 on buildings, plant and equipment. During the fourth quarter of 2011, continuing declines in current and forecast prices for newsprint, directory markets and pulp indicated a probable impairment of the Canadian operations. Two asset groups were identified for the purpose of the impairment analysis; pulp assets and paper assets. Paper assets in aggregate were treated as one asset group as the company’s paper machines are capable of running various grades and can be reconfigured to switch from one paper production such as newsprint to directory or specialty.

The company conducted step (i) of the impairment test to determine whether the carrying value of the assets of its Canadian operations were recoverable. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. The useful life of the company’s assets was estimated at 11 years for its pulp and paper assets. Product sales prices and foreign exchange assumptions for 2012 of CDN$1.00 = US$0.99 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2013 to 2015 were based on independent, published market forecasts. The foreign exchange assumption was CDN$1.00 = US$0.97 in 2013 strengthening to CDN$1.00 = US$1.02 by 2015.  Product sales prices and foreign exchange rate assumptions for 2016 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long-term expected foreign exchange rate of CDN$1.00 = US$0.99. Step (i) of the impairment test demonstrated that impairment charges on the company’s pulp and paper assets were required as the carrying values of the pulp asset group and paper asset group exceeded the estimated undiscounted cash flows that will be generated by each respective group.

The company estimated the fair value of its pulp and paper assets on December 31, 2011 by discounting estimated future cash flows from the use and eventual disposal of its long-lived assets and net working capital to present value. A discount rate of 11% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets. Impairment of $660.2 million was recognized on the assets of the company’s Canadian operations, based on the excess of the aggregate carrying values of the pulp and paper asset groups compared to their estimated fair values. The impairment reduced the carrying value of the company’s pulp assets by $83.5 million and the company’s paper assets by $576.7 million. The impairment charges were allocated to individual assets on a pro rata basis.

In respect of the company’s Snowflake, Arizona mill, impairment of $151.0 million was recorded on September 30, 2011 on buildings, plant and equipment and operating maintenance supplies and spare parts inventory. Current and historical operating and cash flow losses plus forecasted continuing losses indicated probable impairment of these assets. A recoverability analysis was performed, and on the basis of this analysis, the carrying value of these assets was fully impaired. On December 31, 2011, $10.8 million impairment was recorded on Snowflake’s land on the basis of an appraisal, dated January 3, 2012, obtained from an independent third party real estate appraiser. The assets continue to be held by the company and are still in use.

The company recorded a $0.3 million impairment recovery in the second quarter and a $0.4 million impairment recovery in the third quarter in respect of a lease obligation recognized in 2010 due to the discontinuation of the company’s paper recycling operation located in Coquitlam, British Columbia. These recoveries represented changes in estimated utility charges, insurance and property tax on the water lot lease from what was originally anticipated in 2010. On December 31, 2011, $1.2 million impairment expense was accrued in respect of this lease obligation.

This additional accrual was based on unfavourable changes to certain key assumptions that support the measurement of the obligation. The lease obligation of $10.1 million of which $2.3 million is in Accounts payable and accrued liabilities and $7.8 million is in Other long-term obligations.

20

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The company recorded a $1.1 million impairment charge related to the future rehabilitation of the landfill located at the discontinued Elk Falls mill. This charge was based on a revised site remediation estimate obtained in the fourth quarter from an independent third party, and represents the incremental environmental liability, on a discounted basis, that was accrued based on this estimate. It is the company’s accounting policy to capitalize the cost associated with environmental liabilities as property, plant and equipment. The company concluded that, based on the closure and impairment of Elk Falls’ assets in 2010, future economic benefits are unlikely, and therefore, this amount was charged as impairment and other closure costs.

2010

As a result of the decision to permanently close the company’s Elk Falls paper mill and paper recycling operation in September 2010, the company recorded a $304.2 million charge for related impairment, severances and other closure costs. The Elk Falls mill had been indefinitely curtailed since February 2009 and the paper recycling facility was indefinitely idled in February 2010.

The following table provides the components of the impairment, severances and other closure costs:

Property, plant and equipment	$272.5
Operating and maintenance supplies and spare parts inventory (note 8)	20.3
292.8
Less: impairment previously recorded on paper assets (prior to announcement of permanent closure)	(12.0)
Severances	9.7
Other closure costs – operating lease at paper recycling operation	13.7
Total	$304.2

Classification in consolidated statement of earnings (loss):
Impairment and other closure costs	$294.5
Restructuring	9.7
$304.2

During the fourth quarter of 2010, the company assessed whether there were any impairment indicators present that would require the company to perform a detailed recovery test with respect to its pulp and paper assets. The company determined that there were no new impairment indicators at the end of 2010 compared to the impairment indicators that existed at the end of 2009. As a result, the company reviewed its detailed recovery test performed at the end of 2009 and determined that the cash flow analysis performed at that time on the company’s assets still in operation at the end of 2010 (excluding Elk Falls and the paper recycling operation shut down in 2010) indicated a significant excess of undiscounted cash flows over the net book value of the assets. In addition, the company reviewed the major assumptions used in the 2009 detailed recovery test and determined that, on an overall basis, the assumptions used were more conservative than the assumptions that would be used in a new impairment test. On that basis, the company determined that a new detailed recovery test was not required for 2010. The assumptions used in the 2009 impairment analysis are detailed below.

2009

During the fourth quarter of 2009, as a result of the severity of the decline in demand for the company’s products, the company conducted step (i) of the impairment test on its paper and pulp assets. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally, independent industry research firms, and other external published reports and forecasts.

21

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The useful life of the company’s assets was estimated at 20 years for paper assets and 10 years for pulp assets. Product sales prices and foreign exchange assumptions for 2010 of CDN$1.00 = US$0.95 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2012 to 2013 were based on forecasts prepared by Resource Information Systems Inc., an independent external firm. The foreign exchange assumption was CDN$1.00 = US$0.93 in 2011 declining to CDN$1.00 = US$0.89 by 2013.  Product sales prices and foreign exchange rate assumptions for 2014 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long-term expected foreign exchange rate of CDN$1.00 = US$0.88. Step (i) of the impairment test demonstrated that an impairment charge for the pulp and paper assets was not required as the estimated undiscounted cash flows exceeded the carrying values.

In anticipation of declining North American newsprint demand, the company had accelerated depreciation on certain paper machines over the past few years and in the fourth quarter of 2009, the company recorded an impairment charge of $17.4 million on certain of its paper machines to reflect the excess capacity in a number of its machines pursuant to high levels of indefinite curtailment.

6.	VARIABLE INTEREST ENTITIES

The company has a 50.001% interest in PREI and consolidates 100% of it as PREI is a VIE in which the company is the primary beneficiary. PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 83 megawatts.  The company purchases 100% of the power generated by PREI.

The company has limited access to PREI’s financial assets, which generally take the form of interest on loans, management fees and earnings distributions based on the company’s interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI.

Effective January 1, 2011, PREI changed their financial reporting framework from Canadian Generally Accepted Accounting Principles (Canadian GAAP) to International Financial Reporting Standards (IFRS). The condensed financial information presented below has been prepared in accordance with U.S. GAAP.

PREI was required under IFRS to adopt a componentization approach in estimating the useful lives of its property, plant and equipment. Under U.S. GAAP, componentization is an acceptable approach for estimating useful lives and calculating depreciation. The company therefore recognized PREI’s componentization approach as a change in accounting estimate that was adopted prospectively from January 1, 2011. Under componentization, the remaining useful lives of certain assets were reduced, resulting in a $6.0 million increase to depreciation and amortization in 2011.

Condensed financial information with respect to PREI is as follows:

Years ended December 31,	2011	2010	2009

Condensed statements of earnings (loss)
Sales – affiliate [1]	$23.4	$20.5	$16.7
Cost of sales, excluding depreciation and amortization	7.0	6.5	6.3
Depreciation and amortization	13.4	7.4	3.2
	20.4	13.9	9.5
Operating earnings	3.0	6.6	7.2
Interest expense	(8.9)	(8.8)	(9.0)
Interest expense – affiliate [1]	(2.4)	(2.1)	(2.9)
Other expense, net	–	0.1	0.1
Income tax recovery	3.0	1.6	2.2
Net earnings (loss)	(5.3)	(2.6)	(2.4)
Other comprehensive income (loss)	0.1	0.2	(1.2)
Total comprehensive income (loss) [2]	$(5.2)	$(2.4)	$(3.6)

22

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

As at December 31,	2011	2010

Condensed balance sheets
Current assets
Cash and cash equivalents	$6.0	$3.4
Other	3.1	2.6
Property, plant and equipment	95.5	108.1
	$104.6	$114.1
Current liabilities
Accounts payable and accrued liabilities	$4.7	$4.1
Long-term debt (note 13)	113.8	113.8
Long-term debt – affiliate [1]	20.8	20.8
Future income taxes	12.7	15.7
Deficit [2]	(47.4)	(40.3)
	$104.6	$114.1

1   Balances with Catalyst Paper Energy Holdings Inc., a Subsidiary of Catalyst Paper Corporation.

2   50% is included in the company’s non-controlling interest (deficit) balances.

The company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or, if the entity is a VIE, whether the company is the primary beneficiary. The company has entered into a building lease agreement with this potential VIE whereby the company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2011, the principal amount of the mortgage was $4.8 million (2010 – $6.4 million). This agreement does not increase the company’s liability beyond the obligation under the building lease.

7.	ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2011	2010

Trade receivables	$115.1	$112.7
Less: allowance for doubtful accounts	(2.0)	(3.0)
	113.1	109.7
Sales taxes receivable	7.5	5.7
Pulp and Paper Green Transformation Program receivable	6.9	–
Other receivables	7.4	5.2
	$134.9	$120.6

8.	INVENTORIES

The components of inventories at December 31 were as follows:

	2011	2010

Finished goods
Specialty printing papers	$28.6	$24.4
Newsprint	9.1	5.7
Pulp	7.8	4.6
Total finished goods	45.5	34.7
Work-in-progress	1.1	0.9
Raw materials – wood chips, pulp logs and other	26.3	23.7
Operating and maintenance supplies and spare parts (note 5)	74.0	80.6
	$146.9	$139.9

23

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

At December 31, 2011, the company had applied write-downs of $2.1 million to finished goods inventory (2010 – $0.2 million) and $4.5 million to raw materials inventory (2010 – $0.4 million).

An inventory of maintenance supplies and spare parts were written off as part of an impairment charge in 2011. Those inventory items are in use at the company’s mill in Snowflake, Arizona.

9.	PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2011	2010

Property taxes, insurance and licences	$2.0	$2.3
Derivative financial instruments	2.5	8.0
Future income tax assets (note 16)	13.1	14.3
Other	2.4	3.1
	$20.0	$27.7

10.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31 were as follows:

	2011
	Cost	Accumulated depreciation, amortization and impairment	Net book value

Buildings and land
Specialty printing papers and newsprint	$574.6	$396.0	$178.6
Pulp	98.8	96.3	2.5

Machinery and equipment
Specialty printing papers and newsprint	2,756.2	2,568.7	187.5
Pulp	785.2	767.5	17.7
	$4,214.8	$3,828.5	$386.3

	2010
	Cost	Accumulated depreciation, amortization and impairment	Net book value

Buildings and land
Specialty printing papers and newsprint	$583.0	$312.1	$270.9
Pulp	100.5	89.4	11.1

Machinery and equipment
Specialty printing papers and newsprint	2,752.6	1,856.2	896.4
Pulp	781.6	674.4	107.2
	$4,217.7	$2,932.1	$1,285.6

At December 31, 2011, a net carrying amount of $9.6 million (2010 – $10.4 million) included in machinery and equipment is held under capital leases, $15.1 million for cost (2010 – $15.1 million) and $5.5 million for accumulated depreciation and amortization (2010 – $4.7 million).

24

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Interest capitalized in connection with capital projects was $nil for both 2011 and 2010.

The company recorded an impairment charge in 2011 of $660.2 million on the buildings, plant and equipment in use at its Canadian operations, consisting of $576.7 million on its paper assets and $83.5 on its pulp assets. The company also recorded an impairment charge of $151.7 million in 2011 on assets in use at its mill in Snowflake, Arizona, consisting of $140.9 million impairment on buildings, plant and equipment and $10.8 million on land. During 2010, the company recorded a $260.5 million impairment charge on the closure of its Elk Falls operations and Coquitlam paper recycling facility, net of $12.0 million in related impairment charge recorded in 2009 (note 5).

11.	OTHER ASSETS

The components of other assets at December 31 were as follows:

	2011	2010

Deferred financing costs	$11.8	$13.0
Deferred charges and other	9.9	10.7
Derivative financial instruments	2.5	3.1
Accrued benefit asset – pension plan (note 14)	0.2	0.2
	$24.4	$27.0

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 are listed below. Accounts payable and accrued liabilities may be significantly affected by the creditor protection proceedings entered into on January 31, 2012. Subject to certain exceptions, the company’s creditor protection filings automatically stayed the continuation of any judicial or administrative proceedings or other actions against the company or its property to recover, collect or secure claims arising prior to the filing of the creditor protection proceedings (pre-petition claims). Most creditor actions to collect amounts owed or otherwise exercise rights or remedies with respect to their pre-petition claims are stayed unless and until the courts lift the CCAA order. See Note 30, Subsequent events, for further detail on the creditor protection proceedings.

	2011	2010

Trade payables	$81.7	$87.3
Accrued payroll and related liabilities	32.7	35.4
Accrued interest	33.2	11.1
Accrued benefit obligation – pension plan (note 14)	6.9	11.7
Accrued benefit obligation – other employee future benefit plans (note 14)	6.8	6.9
Property taxes	0.3	0.2
Property taxes in arrears and related penalties	0.4	4.4
Restructuring (note 19)	1.2	3.1
Lease obligation – paper recycling – current portion (note 5)	2.3	2.7
Payables related to capital projects	3.7	1.5
Other	5.3	7.3
	$174.5	$171.6

25

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

13.	LONG-TERM DEBT

The company’s long-term debt at December 31 is listed below.

Recourse	2011	2010

Senior notes, 8.625% due June 2011 (US$nil; December 31, 2010 – US$26.0 million)	$–	$25.9
Senior notes, 7.375% due March 2014 (US$250.0 million; December 31, 2010 – US$250.0 million)	256.4	251.6
Senior secured notes, 11.0% due December 2016 (US$280.4 million; December 31, 2010 – US$280.4 million)	285.2	278.9
Modification – difference in carrying value of 8.625% and 11.0% senior secured notes (US$38.3 million) on exchange	31.2	36.2
Class B senior secured notes, 11.0% due December 2016 (US$110.0 million; December 31, 2010 – US$110.0 million)	98.5	94.3
	671.3	686.9
Revolving asset-based loan facility of up to $175.0 million due May 2016	48.0	–
Capital lease obligations	9.2	10.2
	728.5	697.1
Non-recourse (note 6)
First mortgage bonds, 6.447% due July 2016	95.0	95.0
Subordinated promissory notes	18.8	18.8
	113.8	113.8
Total debt	842.3	810.9
Less: current portion	(466.8)	(27.0)
Total long-term debt	$375.5	$783.9

On December 15, 2011, the company withheld an interest payment of US$21.5 million due on that date on its 2016 Notes (as defined below), electing to take advantage of a 30 day grace period stipulated in the note indentures. The interest deferral represented a covenant violation on December 31, 2011 under the indentures governing the 2016 Notes. However, the covenant violation didn’t result in a default on the 2016 Notes on December 31, 2011, due to the 30 day grace period that was in force. Per the terms of the company’s Revolving-Asset Based Loan Facility (ABL Facility), the covenant violation on the 2016 Notes would have resulted in a cross-default on the ABL Facility had it not been for a 30 day waiver obtained from the ABL lenders. The covenant violation, which remained uncured on the date of the commencement of the creditor protection proceedings on January 31, 2012, resulted in a reclassification of the $414.9 million outstanding on the 2016 Notes and the $48.0 million balance drawn on the ABL Facility on December 31, 2011 as current debt.

The commencement of the creditor protection proceedings on January 31, 2012 constituted an event of default under substantially all of the company’s debt, including its 2014 Notes (as defined below), and the majority of those debt obligations became automatically and immediately due and payable. Any actions to enforce such payment obligations were stayed as a result of the creditor protection order. The company’s present debt obligations are subject to change as per the stipulations of a future reorganization plan in respect of the creditor protection proceedings. Although the expected future cash outlays on the company’s debt are therefore expected to change, the amount and timing of such change is presently undeterminable. Accordingly, the classification of long-term debt on December 31, 2011 (excluding the 2016 Notes and the outstanding balance on the ABL Facility, as discussed above) is based on the original payment terms specified in the underlying debt agreements. See Note 30, Subsequent events, for further detail on the creditor protection proceedings.

The creditor protection proceedings included a DIP Credit Agreement pursuant to which a DIP Credit Facility of approximately $175 million effectively replaced the company’s ABL Facility. See Note 30, Subsequent events, for a description of the terms of the DIP Credit Agreement.

26

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

On May 31, 2011, the company amended its ABL Facility, reducing the size of the Facility to $175 million, from $330 million, in part due to working capital levels which have been lower since the closure of the Elk Falls mill. The maturity date was extended to May 31, 2016, from August 13, 2013. In addition, the fixed assets of the Snowflake mill are no longer part of the borrowing base and become first lien security under the company’s 2016 notes thereby increasing the first lien basket under those notes by $60 million.

On February 11, 2011, the company redeemed the outstanding 8.625% senior unsecured notes of US$26.0 million, due June 2011 (2011 Notes).

In September 2010, the company purchased US$9.5 million of its 2011 Notes, for cash consideration of US$8.9 million and recorded a gain of $0.6 million on the cancellation of this debt. As of December 31, 2010, US$26.0 million of 2011 Notes remain outstanding. In 2009, the company purchased and cancelled US$45.8 million of its 2011 Notes, for cash consideration of $26.9 million and recorded a net gain of $30.7 million.

On May 19, 2010, the company issued US$110.0 million of Class B 11.0% senior secured notes due December 15, 2016 (2016 Class B Notes) at 86% of the principal amount in a private placement generating net proceeds of $93.9 million, after financing costs of $4.5 million.

On March 10, 2010, the company issued US$280.4 million of new 11.0% senior secured notes, due December 2016 (2016 Class A Notes) in exchange for US$318.7 million of its 8.625% senior unsecured notes due June 2011. The company issued US$880.0 in principal amount of the 2016 Class A Notes for each US$1,000 in principal amount of the 2011 Notes exchanged. As the cash flows of the principal and interest on a discounted basis over the life of the outstanding 2016 Class A Notes issued did not differ by more than 10% compared to the cash flows of the principal and interest on a discounted basis over the life of the 2011 Notes, the 2016 Class A Notes were accounted for as a modification of the 2011 Notes. Accordingly, the 2016 Class A Notes were recorded at the carrying value of the 2011 Notes exchanged for US$318.7 million. The excess of US$38.3 million of the carrying value of the 2011 Notes exchanged over the principal amount of the 2016 Class A Notes issued remained as part of the carrying value of the debt on the balance sheet and is being amortized as a reduction of interest expense, under the effective interest rate method, until the maturity of the 2016 Class A Notes.  As the exchange was accounted for as a modification, the legal and other non-finance expenses of $10.5 million associated with the exchange were expensed, of which $8.3 million was expensed in the year ended December 31, 2010 (2009 – $2.2 million).

The indentures governing the company’s senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. Collateral provided on the 2016 Class A Notes and 2016 Class B Notes (collectively 2016 Notes) consists of a first charge on substantially all of the assets of the company, other than the ABL First Charge Collateral as described below (2016 Notes First Charge Collateral) and a second charge on the ABL First Charge Collateral.  The indentures governing the 7.375% senior notes, due March 2014, (2014 Notes) and the 2016 Notes limit the ability of the company to incur debt, other than permitted debt, while the company cannot meet a fixed charge coverage ratio of 2.0:1.  The company’s fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 0.2:1 at December 31, 2011 (December 31, 2010 – 0.4:1).

Under the indentures for the 2014 Notes and 2016 Notes, permitted debt includes (a) the company’s existing 2014 Notes; (b) a credit facility basket in an amount equal to the greater of (i) $725.0 million and (ii) the sum of 85% of the book value of the company’s accounts receivable, 60% of the book value of the company’s inventory and $375.0 million, against which the company’s utilization of the $175.0 million ABL Facility applies to this basket under both the 2014 Note Indenture and 2016 Note Indentures, the 2016 Notes apply to this basket under the 2014 Note Indenture and the 2016 Class B Notes reduce this basket under the 2016 Note Indentures; (c) purchase money debt and capitalized lease obligations in an amount equal to 7.5% of the company’s consolidated tangible assets; (d) a $100.0 million general basket; and (e) a $5.0 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.

27

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

In addition, the indenture governing the 2016 Notes includes a limitation of US$470.7 million on the amount of 2016 Notes and additional debt that can be secured on a pari passu basis with the 2016 Notes, and restricts the ability of the company to repurchase the 2014 Notes prior to their maturity unless, among other things, the company has available liquidity under the ABL Facility and cash on hand of at least $100.0 million. The company cannot make any restricted payments, including paying any dividends, except to the extent the balance in its restricted payments baskets is positive. The restricted payments baskets under the 2014 Notes and 2016 Notes were negative $441.8 million and negative $195.4 million, respectively, as at December 31, 2011, as a result of accumulated losses in recent years (December 31, 2010 – negative $302.2 million and negative $86.2 million, respectively).

The security for the ABL Facility and the related derivatives facilities consists of a first charge on the accounts receivable, inventory and cash of the company (collectively, the ABL First Charge Collateral) and a second charge on the 2016 Notes First Charge Collateral. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at December 31, 2011 includes a reserve of $0.4 million for unpaid property taxes and associated penalties. A reserve may also be imposed for vacation pay obligations if availability (as defined in the ABL Facility) is below $50.3 million. As at December 31, 2011, the borrowing base under the ABL Facility was $151.8 million. After deducting outstanding drawings of $48.0 million and outstanding letters of credit of $32.2 million, $71.6 million was available under the ABL Facility, before potential application of a springing fixed charge coverage ratio (refer to next paragraph). The company also had an additional $25.1 million of cash on hand at December 31, 2011.

The amended ABL Facility includes a financial covenant that requires the company to maintain a minimum fixed charge coverage ratio of 1.1/1.0 if excess availability under the Facility is below $22 million. This springing fixed charge financial covenant replaces the previous three financial covenants under the original $330 million ABL on (a) minimum shareholders’ equity; (b) minimum excess availability; and (c) maximum capital expenditure in a fiscal year. On December 31, 2011 the fixed charge coverage ratio was 0.4/1.0 for purposes of this covenant.

The ABL Facility also contains a number of covenants that, among other things, place restrictions on matters customarily restricted in such facilities, including indebtedness which encompasses guarantee obligations, liens, fundamental changes, investments, derivative transactions, sales of assets, changes in fiscal periods, environmental activity, negative pledges, subsidiary distributions and changes in lines of business as well as restrictions on voluntary prepayments of certain debt, including the senior notes, unless Excess Availability of at least $65.0 million is maintained. The ABL Facility contains customary events of default, including failure to pay principal or interest when due, failure to comply with or observe key covenants, adverse judgments, seizures of property, material adverse change, auditors’ going concern qualification, and change in control.

At December 31, 2011, with the exception of the covenant violation that resulted from the interest deferral on the 2016 Notes (see above), the company was in compliance with its covenants under each of the indentures governing its outstanding senior notes. The company was in compliance with its covenants under the ABL Facility with the exception of the cross-default that would have resulted from the interest deferral on the 2016 Notes had it not been for the 30 day waiver obtained from the ABL lenders.

Non-recourse debt is debt owed by the company’s subsidiary PREI. The company has a 50.001% interest in PREI, and consolidates 100% of it as PREI is a VIE in which the company is the primary beneficiary.

Scheduled total debt repayments

	Recourse debt	Non-recourse debt (PREI)

2012	$449.0	$–
2013	3.7	–
2014	255.9	–
2015	–	–
2016	–	95.0
Thereafter	–	18.8
	$708.6	$113.8

28

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The company’s long-term debt is recorded at amortized cost. The following table provides information about management’s best estimate of the fair value of the company’s debt:

	December 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value

Recourse	$728.5	$279.5	$697.1	$585.5
Non-recourse	113.8	124.7	113.8	120.1

The fair value of the company’s long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments. The fair value of the company’s recourse debt related to the ABL Facility and non-recourse debt related to the first mortgage bonds is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity. In measuring fair value, the company incorporates credit valuation adjustments to appropriately reflect its own non-performance risk, where appropriate.

14.	EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments.  Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue future benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, life insurance, extended health care and dental benefits to employees.  In February 2010, the company announced changes to its benefit plans for current retirees which included the replacement of the current extended health benefits program with provision of the lower cost program available to employees in active employment. The reduction in the benefit obligation resulting from the plan changes of $21.3 million was recognized as a negative plan amendment in 2010. The company also made the decision to permanently close Elk Falls mill in 2010 (note 5) and the related reduction in the benefit obligation from the plan curtailment amounting to $9.7 million was recognized with a corresponding increase to other comprehensive income.

Defined contribution plans

For the defined contribution segment, the company’s contributions are based on a percentage of an employee’s earnings with the company’s funding obligations being satisfied upon crediting contributions to an employee’s account. The pension expense under the defined contribution payment is equal to the company’s contribution.

Defined benefit plans

The defined benefit segment provides a pension based on years of service and earnings. Benefits accrued under the defined benefit segment of the plan for service prior to January 1, 2010 will remain in the defined benefit plan and will continue to be eligible for future salary growth and early retirement subsidies.

The company measures the fair value of plan assets and the projected benefit obligations for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the majority of pension plans for funding purposes as of December 31, 2010 was filed with the Financial Institutions Commission of British Columbia (FICOM) on September 27, 2011.

29

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The amounts and balances described below, to the extent that they relate to future events or expectations, may be significantly affected by the creditor protection proceedings entered into on January 31, 2012. In particular, as a result of the creditor protection proceedings, the company’s current expectation on pension plan funding in 2012 and beyond is uncertain and is subject to change. The impact of the creditor protection proceedings on the amounts and balances described below is not presently determinable. See Note 30, Subsequent events, for further detail on the creditor protection proceedings.

Components of net periodic benefit cost recognized in the year

Pension benefit plans	2011	2010	2009

Defined benefit plan
Service cost for the year	$1.4	$2.1	$3.3
Interest cost	17.7	20.5	22.2
Expected return on assets	(16.5)	(16.2)	(15.4)
Recognition of downsizing program	1.7	–	–
Recognition of restructuring program (note 19)	–	–	5.6
Amortization of unrecognized items:
Actuarial (gains) losses	7.9	6.3	3.7
Prior service costs	0.4	0.4	0.5
Transition asset	–	–	0.3
	12.6	13.1	20.2
Defined contribution plan
Service cost for the year	3.4	3.5	5.2
Multi-employer industry-wide pension plan service cost for the year	10.1	9.8	10.7
Net periodic benefit cost for pension benefit plans	$26.1	$26.4	$36.1

Other benefit plans	2011	2010	2009

Service cost for the year	$1.3	$2.0	$2.3
Interest cost	7.6	10.0	11.2
Amortization of unrecognized items:
Actuarial (gains) losses	0.4	0.2	(0.7)
Prior service credits	(3.7)	(3.6)	(0.2)
Net periodic benefit cost for other benefit plans	$5.6	$8.6	$12.6

30

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Change in projected defined benefit plan obligation and fair value of plan assets

The following table represents the change in the projected benefit obligation and fair value of plan assets as determined by independent actuaries:

	Pension benefit plans		Other benefit plans
	2011	2010	2011	2010

Change in benefit obligation
Projected benefit obligation at beginning of year	$379.4	$360.7	$154.5	$189.3
Service cost for the year	1.4	2.1	1.3	2.0
Interest cost	17.7	20.5	7.6	10.0
Employee contributions	–	0.1	–	–
Benefit payments	(42.8)	(34.5)	(6.8)	(7.9)
Recognition of downsizing program	1.7	–	–	–
Prior service (credits) costs	–	–	–	(21.3)
Curtailment gain recognized	–	(2.0)	–	(7.7)
Actuarial losses (gains) and other adjustments	26.4	32.5	5.7	(9.9)
Projected benefit obligation at end of year	$383.8	$379.4	$162.3	$154.5

Change in plan assets
Fair value of defined benefit plan assets at beginning of year	$246.4	$241.6	$–	$–
Actual return on plan assets	1.0	25.3	–	–
Employee contributions	–	0.1	–	–
Company contributions	22.0	14.3	6.8	7.9
Other	0.3	(0.4)	–	–
Benefit payments	(42.8)	(34.5)	(6.8)	(7.9)
Fair value of assets at end of year	$226.9	$246.4	$–	$–

Reconciliation of funded status to amounts recognized in the consolidated balance sheets

	Pension benefit plans		Other benefit plans
	2011	2010	2011	2010

Projected benefit obligation at end of year	$383.8	$379.4	$162.3	$154.5
Fair value of plan assets at end of year	226.9	246.4	–	–
Funded status	$(156.9)	$(133.0)	$(162.3)	$(154.5)

	Pension benefit plans		Other benefit plans
	2011	2010	2011	2010

Other assets (note 11)	$0.2	$0.2	$–	$–
Accounts payable and accrued liabilities (note 12)	(6.9)	(11.7)	(6.8)	(6.9)
Employee future benefits	(150.2)	(121.5)	(155.5)	(147.6)
	$(156.9)	$(133.0)	$(162.3)	$(154.5)

31

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

As at December 31, 2011, of the total funding deficit of $156.9 million (2010 – $133.0 million) in the company’s various defined benefit pension plans, $86.9 million (2010 – $68.3 million) is related to funded defined benefit pension plans and $70.0 million (2010 – $64.7 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, all of the other post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $162.3 million at December 31, 2011 (2010 – $154.5 million) is related to “pay-as-you-go” plans.

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss)

	Pension benefit plans		Other benefit plans
	2011	2010	2011	2010

Prior year service credits (costs)	$(2.9)	$(2.6)	$25.0	$22.6
Accumulated gain (loss)	(109.8)	(68.0)	(1.9)	1.6
Accumulated other comprehensive income (loss)	$(112.7)	$(70.6)	$23.1	$24.2

Amounts before taxes included in other comprehensive income (loss)

	Pension benefit plans		Other benefit plans
	2011	2010	2011	2010

Amortization of employee future benefits	$8.5	$6.3	$(3.3)	$(3.4)
Net gain (loss)	(41.4)	(21.9)	(5.5)	38.5
Net amount recognized in other comprehensive income (loss)	$(32.9)	$(15.6)	$(8.8)	$35.1

An estimated amount of $8.8 million of losses for pension plans and $3.6 million of gains for other benefit plans will be amortized from accumulated other comprehensive income (loss) to net periodic benefit cost in 2012.

Estimated future benefit payments

Total cash payments for employee future benefits for the year ended December 31, 2011, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer industry-wide plan, was $42.3 million (2010 – $35.5 million). During 2012, the company expects to contribute approximately $31.4 million to all of the above pension plans and approximately $7.0 million to its other benefit plans.

In July 2011, the final true up contribution for the closure of the U.S. sales company’s benefit pension plan was made for US$5.1 million.

The following table presents estimated future benefit payments from the plans as of December 31, 2011. Benefit payments for other post-retirement benefits are presented net of retiree contributions.

	Pension benefit plans	Other benefit plans

2012	$30.7	$7.0
2013	30.4	7.3
2014	30.0	7.6
2015	29.6	8.0
2016	29.2	8.3
2017 - 2021	138.0	46.9

32

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Plan assets allocation

The asset allocation for the company’s defined benefit pension plans, by asset category, was as follows:

Plan assets at December 31,	2011	2010

Equity securities	58.5%	61.9%
Fixed income securities	41.5%	38.1%
Total	100.0%	100.0%

Fair value of plan assets

The following tables present information about the fair value of pension and other benefit plan assets:

		Fair value hierarchy
As at December 31, 2011	Total	Level 1	Level 2	Level 3

Asset category
Cash and cash equivalents	$7.6	$7.6	$–	$–
Equity securities:
Global equity pooled funds[1]	85.8	–	85.8	–
Canadian equity pooled funds[2]	41.9	–	41.9	–
U.S. equity pooled funds[3]	–	–	–	–
Balanced equity pooled funds[4]	0.5	–	0.5	–
Fixed income securities:
Canadian long bond pooled funds[5]	45.8	–	45.8	–
Canadian bond pooled funds[5]	44.9	–	44.9	–
U.S. bond pooled funds[6]	–	–	–	–
Forward currency contracts[7]	0.4	–	0.4	–
Total	$226.9	$7.6	$219.3	$–

		Fair value hierarchy
As at December 31, 2010	Total	Level 1	Level 2	Level 3

Asset category
Cash and cash equivalents	$2.7	$2.7	$–	$–
Equity securities:
Global equity pooled funds[1]	96.5	–	96.5	–
Canadian equity pooled funds[2]	50.1	–	50.1	–
U.S. equity pooled funds[3]	3.3	–	3.3	–
Balanced equity pooled funds[4]	0.5	–	0.5	–
Fixed income securities:
Canadian long bond pooled funds[5]	45.3	–	45.3	–
Canadian bond pooled funds[5]	45.3	–	45.3	–
U.S. bond pooled funds[6]	2.1	–	2.1	–
Forward currency contracts[7]	0.6	–	0.6	–
Total	$246.4	$2.7	$243.7	$–

1	This category includes investments in pooled funds that aim to achieve long-term capital growth by investing primarily in equity securities of companies that may be located anywhere in the world, excluding Canada. Fund performance is benchmarked against the MSCI World excluding Canada (Cdn$) Index.
2	This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of Canadian companies. Fund performance is benchmarked against the S&P/TSX Capped Composite Index.
3	This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of U.S. companies, $nil million (2010 – $2.5 million) of which is invested in pooled funds that primarily invest in equity securities of U.S. large-capitalization companies, and $nil million (2010 – $0.8 million) of which is invested in pooled funds that primarily invest in equity securities of U.S. small- and medium-capitalization companies. The former fund is benchmarked against the S&P 500 Index, and the latter is benchmarked against the Russell 2000 Index.

33

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

4	This category includes investments in pooled funds that invest in a well-diversified, balanced portfolio of Canadian common stocks, bonds, and money market securities. The fund also holds a portion of its assets in foreign common stock. Fund performance is benchmarked against a customized index consisting of: 35% S&P/TSX Capped Composite Total Return Index, 25% Morgan Stanley Capital International World (Developed Markets) Index excluding Canada, 35% DEX Universe Bond Index and 5% DEX 30-Day T-Bill Index.
5	This category includes investments in pooled funds that invest in a well-diversified portfolio of fixed income securities issued primarily by Canadian governments and corporations. The duration range of the fund is +/- one year of the benchmark’s duration. Fund performance for Canadian bond pooled funds and Canadian long bond pooled funds is benchmarked against the DEX Universe Bond Index and DEX Long-Term Bond Index, respectively.
6	This category includes an investment in a pooled fund that invests in a well-diversified portfolio of fixed income securities, issued primarily by U.S. governments and corporations with a weighted average effective maturity of the portfolio of 7.48 years. Fund performance is benchmarked against the Barclays Capital Government/Credit Bond Index.
7	This category includes foreign currency forward contracts to partially hedge investments in equity and fixed income securities denominated in foreign currencies.

Cash and cash equivalents are primarily used to pay benefits and are recorded at carrying value which approximates fair value.

Equity and fixed income securities are comprised of pooled fund trusts, the fair values of which are measured using the net asset values of the funds, as calculated by the respective investment managers, and have daily or monthly liquidity. Net asset values are determined using quoted market prices for the actively traded securities in which the fund has invested. The funds do not invest in securities that are not actively traded.

Forward currency contracts are comprised of over-the-counter instruments and their fair value is measured using the discounted difference between contractual rates and market spot rates.

Multi-employer benefit plans

The following table provides information about the company’s two multi-employer pension plans:

		Pension Protection Act		FIP / RP status	Contributions by Catalyst
	EIN / pension	Zone Status [2]		pending /	Paper [4]			Surcharge	Expiration
Pension Fund	plan number [1]	2011	2010	implemented [3]	2011	2010	2009	imposed	date [5]
Pulp and Paper Industry Pension Plan [6]	BCFIC - P085324 CRA- 0394940	Green	Green	No	9.2	8.9	9.8	No	4/30/2012
PACE Industry Union- Management Pension Fund [7]	11-6166763 - 001	Red	Red	Implemented	0.9	0.9	0.9	No	1/3/2014

1	Employer identification number and three digit pension plan number, if applicable.
2	Funded status on each balance sheet date presented expressed as a zone status. Green status equals at least 80% funded, yellow status equals less than 80% funded and red status equals less than 65% funded.
3	Indicates whether a funding improvement plan (FIP) or a rehabilitation plan (RP) is pending or has been implemented.
4	The company’s annual contributions to the Pulp and Paper Industry Pension Plan in each respective year were greater than 5% of total employer contributions. The company’s annual contributions to the PACE Industry Union Management Pension Fund in each respective year were less than 5% of total employer contributions.
5	Expiration date of collective bargaining agreement on December 31, 2011.
6	Plan participants are members and former members of the Pulp Paper and Woodworkers of Canada (PPWC) and the Communication Energy and Paperworkers Union (CEP).
7	Plan participants are members and former members of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (United Steelworkers or USW).

Contributions to the Pulp and Paper Industry Pension Plan are based on a percentage of earnings to a cap in hours worked and contributions to the PACE Industry Union-Management Pension Fund are based on a contribution per hour worked to a maximum cap in hours worked. The risks of participating in multi-employer plans differ from single-employer plans in the following ways:

1.	The company’s contributions to multi-employer plans may be used to provide benefits to employees of other participating employers.
2.	If a participating employer were to stop contributing to a multi-employer plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
3.	If the company chose to stop participating in a multiemployer plan, it may be required to pay an amount to that plan based on the underfunded status of the plan, referred to as a withdrawal liability.

34

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

As disclosed in note 5, Measurement uncertainty – impairment of long-lived assets, the company permanently closed the Elk Falls Mill in 2010. This change had a significant impact on the comparability of total employer contributions to multi-employer benefit plans for the periods presented. The closure reduced the company’s employee base and resulted in a reduction in pension contributions to the Pulp and Paper Industry Pension Plan of approximately $4.5 million.

Significant assumptions

Actuarial assumptions used in accounting for the company-maintained benefit plans were:

	2011	2010

Benefit obligations at December 31,
Discount rate	4.40%	5.00%
Rate of compensation increase	2.00%	2.00%

Net benefit cost for year ended December 31,
Discount rate	5.00%	6.00%
Rate of compensation increase	2.00%	2.00%
Expected rate of return on plan assets	7.00%	7.00%

Assumed health care cost trend rate at December 31,
Extended health benefits
Initial health care cost trend rate	6.00%	6.50%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%

Dental benefits
Dental care cost trend rate	3.00%	3.00%

Medical services plan benefits
Premium trend rate	(in 2010 to 2012) 6.00% (thereafter) 4.50%	(in 2010 to 2012) 6.00% (thereafter) 4.50%

The discount rate for the company’s plans was based on the market interest rate on high-quality debt instruments currently available and expected to be available during the period to maturity of the benefit plans. For December 31, 2011 and December 31, 2010, the discount rates were based on AA corporate bond yields as of December 31, 2011 and December 31, 2010, respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. For the health care cost inflation rate, management considered the trend in extended health care and dental costs in Canada and the impact of inflation on medical service plan premiums. The expected rate of return on plan assets reflects management’s best estimate regarding the long-term expected return from all sources of investment return based on the company’s target asset allocation. The 2011 expected rate of return on plan assets was 7.0% per annum, which was based on a target allocation of approximately 20% Canadian Universe bonds, which were expected to earn approximately 3.4% per annum in the long term, 20% Canadian Long bonds, which were expected to earn approximately 3.8% per annum in the long term, 20% Canadian equity securities, which were expected to earn approximately 8.0% per annum in the long term, and 40% global equity securities, which were expected to earn approximately 8.5% per annum in the long term. The 2011 expected rate of return on plan assets also included a provision of 0.5% per annum in recognition of additional net returns assumed to be achieved due to active management and periodic rebalancing to maintain the plan’s investment policy, net of investment manager fees, less a margin of 0.3% per annum for non-investment expenses expected to be paid from the plans.

35

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The company’s investment policy recognizes the long-term pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with the company’s tolerance for risk. All assets are managed by external investment firms. These firms are constrained by specific mandates and objectives and their performance is measured against appropriate benchmarks. The asset allocation for each plan is reviewed periodically and is rebalanced toward target asset mix when asset classes fall outside of a predetermined range. Portfolio risk is controlled by having fund managers comply with guidelines, by establishing and monitoring the maximum size of any single holding in their portfolios and by using fund managers with different investment styles. The portfolio includes holdings of Canadian and international equities, Canadian high-quality and high-yield fixed income securities, and cash and cash equivalents. A series of permitted and prohibited investments are listed in the company’s investment policy. The use of derivative instruments is restricted and must be in accordance with the company’s policy. Prohibited investments include categories of assets or instruments not specifically provided for in the company’s investment policy.

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2011:

	Other benefit plans
	Increase	Decrease
Total of service and interest cost	$1.1	$(1.0)
Accrued benefit obligation at December 31	19.6	(16.7)

15.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations at December 31 are listed below. Although other long-term obligations may be significantly affected by the creditor protection proceedings entered into on January 31, 2012, the impact isn’t presently determinable. See Note 30, Subsequent events, for further detail on the creditor protection proceedings.

	2011	2010
Restructuring (note 19)	$0.1	$0.2
Environmental and remedial	8.0	7.7
Lease obligation – paper recycling – long term (note 5)	7.8	8.9
Other	3.3	3.4
	$19.2	$20.2

Asset retirement obligations

The following table provides a reconciliation of the company’s asset retirement obligations.

	2011	2010
Balance, beginning of year	$7.9	$9.1
Liabilities incurred	–	0.1
Liabilities settled	(0.7)	(1.5)
Accretion expense	0.1	0.2
Revised estimates of future cash flows	1.2	–
Balance, end of year	$8.5	$7.9

36

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The balance sheet classification for asset retirement obligations is as follows:

	2011	2010
Other long-term obligations	$8.0	$7.7
Accounts payable and accrued liabilities	0.5	0.2
	$8.5	$7.9

16.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	2011	2010	2009

Canada	$(773.0)	$(399.9)	$1.2
United States	(211.2)	(30.1)	(22.8)
Other	0.2	15.5	(11.6)
Earnings (loss) before income taxes	$(984.0)	$(414.5)	$(33.2)

The income tax (recovery) expense consists of:

	2011	2010	2009

Canada:
Current	$(0.1)	$0.2	$(0.2)
Future	(6.6)	(31.6)	(17.4)
	(6.7)	(31.4)	(17.6)
United States:
Current	0.2	(0.5)	(0.9)
Future	(1.0)	15.5	(9.2)
	(0.8)	15.0	(10.1)
Other:
Current	0.1	0.1	0.1
Future	–	–	–
	0.1	0.1	0.1
Total:
Current	0.2	(0.2)	(1.0)
Future	(7.6)	(16.1)	(26.6)
	$(7.4)	$(16.3)	$(27.6)

37

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2011		2010		2009

Income tax recovery at Canadian statutory income tax rates	$(260.8)	26.5%	$(118.2)	28.5%	$(9.9)	30.0%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	2.0	(0.2)	(3.2)	0.8	(13.6)	40.9
Difference in foreign tax rate	(25.4)	2.5	(4.3)	1.0	(7.5)	22.6
Release of future income taxes related to reduction in corporate income tax rates	11.3	(1.1)	13.8	(3.3)	8.6	(25.9)
Change in the future income tax estimate	(0.6)	0.1	0.3	(0.1)	(4.5)	13.5
Change in valuation allowance	265.7	(27.0)	98.3	(23.7)	–	–
Adjustment to deferred credits	–	–	(5.9)	1.4	(2.7)	8.1
Other	0.4	(0.0)	2.9	(0.7)	2.0	(6.1)
Income tax recovery	$(7.4)	0.8%	$(16.3)	3.9%	$(27.6)	83.1%

Future tax assets and liabilities

The tax effects of temporary differences that give rise to significant future tax assets at December 31 are listed below. Future tax balances and the availability and timing of temporary differences may be significantly affected by the creditor protection proceedings entered into on January 31, 2012. The impact of the creditor protection proceedings on these balances and temporary differences isn’t presently determinable. See Note 30, Subsequent events, for further detail on the creditor protection proceedings.

	2011	2010

Future income tax assets
Non-capital losses and temporary differences related to working capital	$15.6	$10.9
Employee future benefits	3.3	3.4
Other	(1.9)	–
	17.0	14.3
Valuation allowance	(3.9)	–
	$13.1	$14.3
Classification:
Prepaids and other (note 9)	$13.1	$14.3
	$13.1	$14.3

The tax effects of temporary differences that give rise to significant future tax (assets) liabilities were as follows at December 31:

	2011	2010

Future income tax (assets) liabilities
Property, plant and equipment	$(215.5)	$28.9
Non-capital loss carry-forwards	(69.1)	(46.2)
Employee future benefits	(77.0)	(69.8)
Other	(11.2)	(4.5)
	(372.8)	(91.6)
Valuation allowance	376.4	103.0
	$3.6	$11.4

38

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

At December 31, 2011, the company has provided for a valuation allowance on its future tax assets of $380.3 million.

At December 31, 2011, the company had Canadian federal non-capital loss carry-forwards of $49.8 million, which expire during the period 2015 to 2031, and U.S. federal net operating loss carry-forwards of $147.5 million, which expire between 2012 and 2031. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As management believes that it is more likely than not that the resulting future operations will not generate sufficient taxable income to realize all of the net future tax assets in Canada and the U.S., during the year, management recorded a valuation allowance of $30.4 million in respect of its U.S. federal net operating losses and a valuation allowance of $5.2 million in respect of its Canadian operating losses.

Accounting for uncertainty in income taxes

At December 31, 2011, the company had gross unrecognized tax benefits of $5.3 million (2010 – $5.9 million). If recognized, these tax benefits would favourably impact the company’s effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2011	2010

Unrecognized tax benefits, beginning of year	$5.9	$11.6
Decreases – tax positions taken in prior periods	–	(6.0)
Current period tax positions	0.4	0.3
Settlements and lapse of statute of limitations	(1.0)	–
Unrecognized tax benefits, end of year	$5.3	$5.9

The company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of earnings (loss). No interest expense or penalties related to unrecognized tax benefits were recorded during 2011. At December 31, 2011, there were no interest and penalties accrued in relation to uncertain tax positions in the consolidated balance sheet.

In the normal course of business, the company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2005 have been audited by the Canadian federal taxing authorities. The company’s income taxes are not currently under audit by the Canadian federal taxing authorities, by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2008 tax years expired on September 15, 2011.

17.	DEFERRED CREDITS

Reconciliation of deferred credits for the years ended December 31 was as follows:

	2011	2010

Balance, beginning of year	$9.6	$15.5
Adjustment related to utilization of acquired tax losses	–	(5.9)
Balance, end of year	$9.6	$9.6

39

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

18.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table contains information about the AOCI of the company at December 31, net of taxes:

	2011	2010

Unrecognized pension and other post-retirement benefit costs	$(89.6)	$(46.4)
Unrecognized gains on cash flow revenue hedges	–	1.0
Foreign currency translation adjustments, net of related hedging activities [1]	0.7	(0.2)
Unrecognized loss on interest rate hedges	(0.5)	(0.5)
	$(89.4)	$(46.1)

1	The accumulated net adjustment is comprised of non-taxable translation gain of $2.3 million (2010 – $2.6 million loss) and a net revaluation of long-term debt designated as a net investment hedge of $1.6 million loss (2010 – $2.4 million gain), net of tax of $nil million (2010 – $0.6 million expense). Effective October 1, 2011, the company no longer designates the net revaluation of long-term debt as a net investment hedge.

19.	RESTRUCTURING

The following table provides the activity in the restructuring liability:

	2011	2010

Balance, beginning of year	$3.3	$6.8
Expensed in year	5.9	25.3
Disbursements	(7.9)	(28.8)
Balance, end of year	$1.3	$3.3
Classification:
Accounts payable and accrued liabilities (note 12)	$1.2	$3.1
Other long-term obligations (note 15)	0.1	0.2
	$1.3	$3.3

The following table provides restructuring liability by year of initiatives:

	2011	2010

2009 and prior initiatives	0.2	1.3
2010 initiatives	0.1	2.0
2011 initiatives	1.0	–
	$1.3	$3.3

2011

During the year ended December 31, 2011, the company recorded restructuring costs of $5.9 million related to debt restructuring negotiations with its bondholders. The costs consisted of legal and consulting fees incurred in respect of these negotiations. The debt restructuring initiative did not result in a restructuring transaction, and on January 31, 2012 the company entered into creditor protection. See Note 30, Subsequent events, for further detail on the creditor protection proceedings.

2010

During the year ended December 31, 2010, the company recorded restructuring costs of $25.3 million primarily related to severances payable to eligible employees at Elk Falls resulting from extended curtailment and permanent closure.

40

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

2009

In 2009, the company recorded $10.8 million in costs related to a restructuring plan for the Powell River mill, which was developed jointly with the union locals at the mill in accordance with the commitment made by them in the new collective agreement reached in December 2008 to improve the mill’s cost competitiveness. The company also recorded $2.3 million in costs related to permanent reductions of salaried staff positions at the Richmond and Nanaimo offices and indefinite layoffs at the Crofton and Elk Falls mills, where significant production capacity had been indefinitely curtailed, and $4.8 million primarily for severance costs related to the closure of the company’s Elk Falls sawdust pulp and white top linerboard operation in November 2008.

20.	INTEREST EXPENSE, NET

The components of interest expense, net, for the years ended December 31 were as follows:

	2011	2010	2009

Interest on long-term debt	$72.1	$71.5	$68.8
Other	1.6	0.9	0.6
	73.7	72.4	69.4
Interest income	(0.3)	(0.4)	(0.1)
	$73.4	$72.0	$69.3

21.	OTHER EXPENSE, NET

The components of other expense, net, for the years ended December 31 were as follows:

	2011	2010	2009

Fee related to bond exchange	$–	$8.3	$2.2
Loss (gain) on derivative financial instruments	3.4	3.6	(8.7)
Foreign exchange loss (gain) on working capital balances	(3.2)	(1.5)	28.4
Loss (gain) on disposal of property, plant and equipment	(0.1)	(7.2)	3.9
Loss on fires	6.8	–	–
Other	(0.4)	–	3.3
	$6.5	$3.2	$29.1

22.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2011	2010	2009

Net earnings (loss) attributable to the company	$(974.0)	$(396.9)	$(4.4)
Weighted average shares used in computation of basic earnings per share (in millions)	381.9	381.8	381.8
Weighted average shares from assumed conversion of dilutive options (in millions)	–	–	–
Weighted average shares used in computation of diluted earnings per share (in millions)	381.9	381.8	381.8
Basic and diluted earnings (loss) per share attributable to the company’s common shareholders (in dollars)	$(2.55)	$(1.04)	$(0.01)

41

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

23.	STOCK-BASED COMPENSATION PLANS

(a)	Details of stock-based compensation expense:

	2011	2010	2009

Stock option awards	$0.2	$0.2	$0.6
Restricted share units	0.1	0.3	1.2
Deferred share units	–	–	0.5
	$0.3	$0.5	$2.3

(b)	Stock option plans

The company has an employee share option plan (the Plan) for its key officers, directors and employees. The Plan provides for the issuance of up to a maximum of 12.0 million common shares.

The long-term component of the mid- to long-term incentive plan (MLTIP) for the company’s executives includes stock options.  Vesting of the stock options granted under the MLTIP is subject to the weighted average price per share of the common shares for all sales of such shares on the Toronto Stock Exchange (TSX) over 20 consecutive trading days reaching or exceeding a price per share equal to twice the exercise price.  These options have a 10-year life, and an exercise price that was established as 25% over the weighted average price per share of the common shares for all sales of common shares on the TSX during the five consecutive trading days preceding the date of the grant of the options. These options are exercisable on or after the earlier of August 1, 2012 or on the occurrence of a change of control event involving the company.

Options granted, other than those granted pursuant to the company’s MLTIP, have a maximum term of 10 years. These options are exercisable as to one-third on and after the first anniversary date, as to two-thirds on and after the second anniversary date and as to all on and after the third anniversary date, unless, in the case of options granted on March 28, 2007, the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that time.  In general, market price for options is determined by the weighted average price per share for all sales of common shares on the TSX on the date on which a determination of market price is required under the Plan. However, market price for options granted annually to the company’s directors under the director compensation program is set 25% above the market price as calculated above.

The company applies the fair value-based method for recording share options granted to directors, officers and employees. Under the fair value method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Compensation expense related to performance-based options is recognized when it is probable that the performance conditions will be achieved.

As at December 31, 2011, the total remaining unrecognized compensation cost associated with the stock options totalled $0.1 million (2010 – $0.2 million), which will be amortized over the remaining vesting period.

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2011	2010	2009

Risk-free interest rate	3.0%	2.5%	3.0%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	74%	70%	45%
Expected option life (in years)	10.0	10.0	10.0
Average fair value of options granted (in dollars)	$0.25	$0.06	$0.16

42

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option. The company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience.

Changes in the number of options outstanding during the years ended December 31 were as follows:

	2011		2010		2009
	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)

Beginning of year	7,581,693	$1.00	2,973,551	$2.72	5,843,984	$2.42
Granted	234,000	0.38	5,080,647	0.13	204,000	0.40
Exercised	–	–	–	–	–	–
Forfeited	–	–	–	–	(336,534)	2.51
Expired or cancelled	(293,356)	2.98	(472,505)	2.37	(2,737,899)	1.93
End of year	7,522,337	0.91	7,581,693	1.00	2,973,551	2.72

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average remaining option life (years)	Weighted average range of exercise price (in dollars)	Number of options	Weighted average range of exercise price (in dollars)	Accelerated price (in dollars)

$0.13 - $0.40	5,458,647	8.6	$0.14	96,000	$0.40	$–
$1.15 - $1.95	695,560	6.1	1.35	695,560	1.35	–
$3.06 - $3.30	348,130	3.2	3.14	348,130	3.14	2.09
$3.31 - $3.77	587,500	3.5	3.54	587,500	3.54	5.05
$4.39 - $4.57	432,500	3.0	4.44	432,500	4.44	4.55
	7,522,337	7.4	$0.91	2,159,690	$2.81	$2.62

The aggregate intrinsic value of options outstanding and currently exercisable as at December 31, 2011 is $nil per option.

(c)	Restricted share units

The company has established a restricted share unit (RSU) plan for its directors and key executives.  Under the terms of this plan, senior executives are eligible for incentive remuneration paid to them in the form of RSUs.  Each RSU, once vested, entitles the holder to receive one common share of the company.  The fair value of RSUs is based on the market value of the company’s shares on the day of the grant.

RSUs vest in accordance with terms determined by the company, which may be based on, among other things, one or more of the following factors: (i) the return to shareholders with or without reference to other comparable businesses; (ii) the financial performance or results of the corporation; (iii) other performance criteria relating to the corporation; and (iv) the length of time of service by the participant. The performance terms that the company may apply to RSUs are intended to strengthen the link between the corporation’s performance and the value of the RSUs at the time that they are paid out. In some cases, RSUs may vest immediately, depending upon the purpose of the individual RSU grant and the intended compensation goal.

43

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The long-term component of the MLTIP includes performance-based RSUs. Vesting of these RSUs occurs when the weighted average price per share of the company’s common shares for all sales of such shares on the TSX over 20 consecutive trading days reaches or exceeds twice the price per share equal to 25% over the weighted average price per share of the common shares for all sales of common shares on the TSX during the five consecutive trading days preceding the date the RSUs were issued. These RSUs are to be paid out on the earlier of August 1, 2012 or on the occurrence of a change of control event involving the company. Compensation expense related to performance-based RSUs is recognized when it is probable that the performance conditions will be achieved.

As at December 31, 2011, the total remaining unrecognized compensation cost associated with the RSUs totalled $0.1 million (2010 – $0.2 million), which will be amortized over the vesting period.

Changes in the number of outstanding RSUs during the year ended December 31, 2011 were as follows:

	Number of shares	Weighted average fair value at grant date (in dollars)

Beginning of year	3,294,846	$0.13
Granted	–	–
Vested/exercised	(80,160)	1.11
Expired or cancelled	–	–
End of year	3,214,686	$0.11

(d)	Deferred share unit plan

The company has established a deferred share unit (DSU) plan for its directors. Under the terms of this plan, directors may elect to receive their annual cash remuneration in DSUs, cash or a combination thereof. Each DSU initially has a value equivalent to the company’s weighted average share price on the TSX during the 10 consecutive trading days prior to the issuance date of the DSU. A director’s DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares. A director may elect the date of redemption by filing an irrevocable written election with the company no later than December 15 of the calendar year commencing immediately after the director’s termination date. The value will be paid by the company as a lump sum in cash, equal to the fair value of the notional underlying common shares plus accrued dividend equivalents at that date, after deduction of applicable taxes and other source deductions required to be withheld. Liabilities related to this plan are recorded in Accounts payable and accrued liabilities. As at December 31, 2011, 474,416 DSUs were outstanding under this plan (2010 – 484,963) and approximately $nil million was payable (2010 – $0.1 million).

44

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

24.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:

Level 1 ─	Quoted prices in active markets for identical assets or liabilities.
Level 2 ─	Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 ─	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

At December 31, 2011 and 2010, the company did not have any currency or commodity contracts which were designated as hedging instruments. At December 31, 2011, the company had currency contracts that were not designated as hedging instruments with a total fair value of $4.5 million (2010 - $11.0 million). The current portion of $2.0 million (2010 - $7.9 million) were classified as Prepaids and other and the non-current portion of $2.5 million (2010 - $3.1 million) were classified as Other assets.

The following table presents information about the fair value of the company’s derivative and non-derivative financial instruments measured at fair value on a recurring basis at December 31:

	2011	2010	Fair value hierarchy		Balance sheet classification

Assets
Currency contracts	$2.0	$7.9	2	[1]	Prepaids and other
Currency contracts	2.5	3.1	2	[1]	Other assets
Commodity contracts	0.5	0.1	2	[2]	Prepaids and other
	$5.0	$11.1

Liabilities
Commodity contracts	$0.4	$0.1	2	[2]	Accounts payable and accrued liabilities
Commodity contracts	$0.2	$–	2	[2]	Other long-term obligations
	$0.6	$0.1

Fair values of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.
2	The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

45

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The following table presents information about the effects of the company’s derivative instruments previously designated as cash flow hedges until April 1, 2010 when hedge accounting was discontinued (note 2) and the effect of long-term debt designated as a hedge of the company’s net investment in the Snowflake mill on the company’s consolidated financial statements at December 31:

	Gain (loss) recognized in AOCI [1]		(Gain) loss reclassified from AOCI [1]		Classification on statement of earnings (loss) reclassified from AOCI [1]	Gain (loss) recognized in income [2]
	2011	2010	2011	2010		2011	2010
Derivatives designated as cash flow hedges
Currency contracts	$–	$4.2	$(1.0)	$(10.9)	Other expense, net	$–	$(1.8)
Long-term debt designated as hedges of net investment	$(2.0)	$4.8	$(2.0)	$1.5	Foreign exchange gain (loss) on long-term debt	$–	$–

1	The gain (loss) recognized, or (gain) loss reclassified from AOCI relates to the effective portion of the hedge.
2	The gain (loss) recognized in income relates to the ineffective portion of the hedge and the amount excluded from effectiveness testing.

The following table presents information about the effects of the company’s derivative instruments designated as fair value hedges on the company’s consolidated financial statements for the year ended December 31:

	Gain (loss) recognized in income		Classification on statement of earnings (loss)
	2011	2010
Interest rate swaps	$0.8	$0.8	Interest expense, net (1)

(1)	The portion of the gain (loss) that relates to the foreign exchange portion of the contract is included in Foreign exchange gain (loss) on long-term debt and is equal to $nil for December 31, 2011 (2010 – $nil).

The company has no fixed-to-floating interest rate swaps outstanding at December 31, 2011. The gain recognized in income for the years presented represents the effective portion of interest rate swaps previously designated as fair value hedges that were unwound in prior years. The effective portion is being amortized to income over the remaining term to maturity of the related debt.

The following table presents information about the effects of the company’s derivative instruments not designated as hedging instruments on the company’s consolidated financial statements at December 31:

	Gain (loss) recognized in income		Classification on statement of earnings (loss)
	2011	2010
Currency contracts related to revenue hedges	$(2.1)	$(1.2)	Other expense, net
Commodity swap contracts related to pulp and newsprint hedges	(0.6)	(0.2)	Other expense, net
Commodity swap contracts related to natural gas and old newspaper hedges	(0.7)	(0.5)	Other expense, net
	$(3.4)	$(1.9)

Fair value of other financial instruments

The carrying value of the company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

46

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

25.	FINANCIAL INSTRUMENTS

(a)	Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.

(i)	Credit Risk

Credit risk is the risk of financial loss to the company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. This risk derives principally from the company’s receivables from customers and derivative counterparties.

Accounts Receivable

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The company manages its credit risk principally through credit policies, which include the analysis of the financial positions of its customers and the regular review of their credit limits. The company also subscribes to credit insurance for substantially all of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

Aging of receivables at December 31 were as follows:

	2011	2010
Trade receivables, gross
Current	$100.9	$106.0
Past due 1-30 days	13.6	4.7
Past due 31-90 days	0.3	1.4
Past due over 90 days	0.3	0.6
	115.1	112.7
Allowance for doubtful accounts	(2.0)	(3.0)
Trade receivables, net	113.1	109.7
Other receivables, including sales tax recoverables	21.8	10.9
Accounts receivable (note 7)	$134.9	$120.6

The movement in the allowance for doubtful accounts in respect of trade receivables during the years ended December 31 were as follows:

	2011	2010

Balance, beginning of year	$3.0	$3.7
Increase (decrease) in provision	(1.0)	(0.7)
Utilized in the year	–	–
Balance, end of year (note 7)	$2.0	$3.0

47

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Derivatives

The company is also exposed to credit risk with counterparties to the company’s derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the company would incur a cost to replace a defaulted transaction. The company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

(ii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the company’s cash flows or the value of its financial instruments (e.g., fixed interest long-term debt).

Currency risk: The company is exposed to the risk that future cash flows will fluctuate as substantially all of the company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables are denominated in or referenced to U.S. dollars. The company is also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. Up to September 31, 2011, a portion of the company’s U.S. dollar denominated long-term debt was designated as an effective hedge of the company’s net investment in Snowflake mill. The company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

The company’s hedging policy for anticipated sales and accounts receivable includes 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

Price risk: The company’s policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas. The outstanding hedge positions and the price risk associated with the company’s commodity hedges are not significant.

Interest rate risk: The fair value of the company’s fixed-rate debt or the future cash flows of variable-rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates. The company’s policy is to keep the majority of its term debt on a fixed-rate basis, but to allow for the placing of some fixed-to-floating swaps at rates considered acceptable.

Sensitivity analysis for derivative positions and variable rate debt

				Effect from increase in rate or price		Effect from decrease in rate or price
As at December 31, 2011	Currency and notional amount	Change in rate or price		Net earnings (loss)	Other comprehensive income	Net earnings (loss)	Other comprehensive income (loss)
Revenue hedges
–currency risk (US$/CDN$)	US$148	5%		2.3	–	(1.7)	–
–price risk (commodities)	US$2.9	5%		(0.1)	–	0.1	–
Oil and natural gas hedges
–price risk (commodities)	CDN$3.9	5%		0.1	–	(0.1)	–
ABL Facility
–interest risk (annualized)	CDN$48	100	bps	(0.4)	–	0.4	–

48

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(iii)	Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the company’s reputation.

The company’s principal cash requirements are for interest payments on its debt, capital expenditures and working capital needs. The company uses its operating cash flows, ABL Facility and cash balances to maintain its liquidity. Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions. The internal forecasts include borrowing base availability and covenant compliance. The company also monitors the maturities of its long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

(b)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward contracts
Term	US$millions	Average rate US$/CDN$	US$millions	Average rate US$/CDN$	US$millions	Average rate US$/CDN$

As at December 31, 2011
0 to 12 months	$62	1.0092	$5	1.0878	$–	–
13 to 24 months	86	0.9682	–	–	–	–
	$148	0.9855	$5	1.0878	$–	–

As at December 31, 2010
0 to 12 months	$253	0.9878	$249	0.8953	$13	0.9761
13 to 24 months	55	0.9898	5	0.8786	–	–
	$308	0.9882	$254	0.8949	$13	0.9761

The company no longer designates its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes effective April 1, 2010 (note 2). For cash flow hedges that were in place as at March 31, 2010, the effective portion of changes in the fair value accumulated as at December 31, 2010 have been deferred and recorded in Accumulated other comprehensive loss. When the hedge item is recorded in earnings, the corresponding gain or loss on the hedge will be reclassified from Accumulated other comprehensive loss to Sales. At December 31, 2011, instruments having a notional principal of US$148 million are marked to market, where the related gains and losses are recognized as Other expense, net, except for the portion still deferred in Accumulated other comprehensive loss. At year-end exchange rates, the net amount the company would receive to settle the above contracts and options is $4.5 million (December 31, 2010 – $11.0 million).

At December 31, 2011, commodity swap agreements are outstanding to fix the sales price of 3,000 metric tonnes of NBSK pulp within the next three months. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was $0.5 million at the end of the year (December 31, 2010 – negative $0.1 million).

49

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(c)	Cost risk management instruments

At December 31, 2010, the company was party to commodity options to hedge the purchase price of natural gas for 0.7 million gigajoules (“GJ”) within the next 15 months at rates averaging $4.29 per GJ. These instruments were not designated as hedging instruments for accounting purposes and were reported at fair value in accrued liabilities and long-term payables on the consolidated balance sheet. Changes in fair value was recognized in Other expense, net. At period-end contract rates, the fair value of these contracts was negative $0.6 million (December 31, 2010 – $0.1 million).

(d)	Long-term debt risk management instruments

The company had no forward foreign currency contracts or options to acquire U.S. dollars at December 31, 2011 (December 31, 2010 – $nil) held for the purposes of managing exposure to foreign exchange rate fluctuations on the company’s long-term debt.

(e)	Interest rate swaps

The company had no fixed-to-floating interest rate swaps outstanding at December 31, 2011.

26.	RELATED PARTY TRANSACTIONS

Related parties include Third Avenue Management LLC (TAM), which has control or direction over a significant number of the company’s common shares since October 2006. The company did not undertake any transactions with TAM during the year ended December 31, 2011. On February 16, 2012, TAM disposed of its entire investment in the company, thereby ceasing to have control or direction or beneficial ownership of any shares of the company. See Note 30, Subsequent events, for further details regarding this transaction.

The company undertakes certain transactions with companies affiliated with its directors. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2011, the company paid aggregate fees of $4.3 million (2010 – $3.6 million; 2009 – $7.1 million) primarily for obligations under a building lease, purchasing chips and hog fuel, services related to trucking chips, and other consulting services to companies affiliated with directors of the company. Trade payables on December 31, 2011 included $0.1 million (2010 – $nil) in respect of these transactions.

27.	COMMITMENTS

The company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are listed below. Although commitments may be significantly affected by the creditor protection proceedings entered into on January 31, 2012, the impact isn’t presently determinable. See Note 30, Subsequent events, for further detail on the creditor protection proceedings.

2012	$8.0
2013	7.0
2014	6.0
2015	4.7
2016	4.7
Subsequent years	23.3
$53.7

The total lease expense amounted to $10.1 million in 2011 (2010 – $10.4 million; 2009 – $11.5 million).

50

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

28.         GUARANTEES AND INDEMNITIES

The company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are listed below. Although existing indemnities, warranties and representations may be significantly affected by the creditor protection proceedings entered into on January 31, 2012, the impact isn’t presently determinable. See Note 30, Subsequent events, for further detail on the creditor protection proceedings.

(a)          In connection with the acquisition of the company’s paper recycling operation in December 2003, the company provided an indemnity in respect of the shares that were issued to the vendors as part of the purchase price. The company does not expect any significant claims with respect to this indemnity. The company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the company of any hazardous substances on the property or the breach by the company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The company is not liable for pre-existing environmental conditions.

(b)          The company has entered into a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations (note 6). As at December 31, 2011, the value of the mortgage was $4.8 million (2010 – $6.4 million). This agreement does not increase the company’s liability beyond the obligation under the building lease.

At December 31, 2011, the company is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not resulted in a significant expense in the past.

29.         CONTINGENT LIABILITIES

In the normal course of its business activities, the company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2011 cannot be predicted with certainty, the company believes an adequate provision has been made, or the resolution will not have a material effect on the company’s consolidated financial position, earnings or cash flows. Legal costs incurred in connection with contingent liabilities were expensed as incurred. Although contingent liabilities may be significantly affected by the creditor protection proceedings entered into on January 31, 2012, the impact isn’t presently determinable. See Note 30, Subsequent events, for further detail on the creditor protection proceedings.

(a)        Claim for Return of Payments Made to Quebecor World (USA)

In September, 2011 the company settled the claim by Quebecor World (USA)’s (Quebecor) litigation trustee against it under the U.S. Bankruptcy Code seeking the return of approximately $18.8 million of alleged preferential payments made to the company by Quebecor in the ordinary course of their trade relationship during the 90-day period preceding Quebecor’s Chapter 11 filing in 2007. The net amount paid by the company in respect of the settlement was not material.

51

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(b)          Claim for Certain Post-Retirement Benefits

The Communications, Energy and Paperworkers Union of Canada Locals 1, 76, 592 and 686 (the Locals), representing hourly employees at the company’s Powell River and Port Alberni mills, applied to the Labour Relations Board of B.C. for a declaration that the company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (MB), now doing business as Weyerhaeuser Company Ltd. (Weyerhaeuser). Pacifica Papers Inc. (Pacifica) acquired the Powell River and Port Alberni mills from MB in 1998, and it was agreed as part of that transaction that MB would remain responsible for any benefits for eligible employees who retired prior to the acquisition by Pacifica of the mills. The company subsequently amalgamated with Pacifica in 2001. The Locals claim that the contractual relationships between the company, Pacifica and MB do not absolve the company (as successor to Pacifica) from any obligations which may exist in respect of certain post-retirement benefits and that the successorship provisions of the Labour Relations Code imposed any such possible obligations on Pacifica at the time Pacifica acquired the mills. The Labour Relations Board declined to rule on the Locals’ application or the company’s defense to the claim on the basis that this matter is a dispute under the collective agreement and, accordingly, a matter to be determined by arbitration. All four Locals filed grievances claiming that the company is responsible for these post-retirement benefits. The company does not agree with the Locals’ positions and has contested or will be contesting the grievances. Local 76’s claim was dismissed by an arbitrator on December 23, 2010. Local 686 advised the company on March 29, 2011 that Local 686 was withdrawing its claim. The other two grievances are at a preliminary stage and, as at February 29, 2012 have not been scheduled. Although the extent of the company’s liability for the remaining two claims remains unknown at this time, the company estimates that it would incur costs of between $1.0 million and $2.0 million annually to provide these additional benefits. In that case, it would seek indemnification from Weyerhaeuser.

(c)          Short-term Incentive Plan Benefit Claim

In May 2010, a salaried employee of the company commenced an action against the company in the Supreme Court of B.C. seeking a payment under the company's 2009 Short-term Incentive Plan and damages in connection with the reduction of certain employee benefits announced in November 2009 and certification of the action as a class proceeding on behalf of all salaried employees who were entitled to Short-term Incentive Plan payments and affected by the reduction in benefits.  The action was certified as a class proceeding on March 21, 2011 but only on behalf of those employees and former employees who have not provided the company with releases of the claims. The company intends to vigorously defend this action. Most of the company’s employees and applicable former employees have provided the company with written releases of these claims, leaving only a small number of employees and former employees who have not done so. Although it is not possible to determine the likelihood and extent of any potential liability for the remaining claims, the company does not expect to incur any additional material liability in connection with this claim.

30.         SUBSEQUENT EVENTS

On January 31, 2012, Catalyst Paper Corporation and certain of its subsidiaries obtained an Initial Order from the Supreme Court of British Columbia under the CCAA. The company applied for recognition of the Initial Order under chapter 15 of title 11 of the US Bankruptcy Code. The Court granted protection under CCAA for an initial period expiring on February 14, 2012. On February 14, the Court extended the stay of proceedings until April 30, 2012. The company arranged financing pursuant to a DIP Credit Agreement of approximately $175 million of available capital during the CCAA proceedings. The company’s operating revenue combined with the DIP Credit Facility are expected to provide sufficient liquidity to meet ongoing obligations to employees and suppliers and ensure that normal operations continue during the restructuring process.

52

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Reorganization process

The Canadian Court and U.S. Court have issued a variety of orders on either a final or interim basis intended to support the business continuity of the company throughout the restructuring process. These orders include, among other things, authorization to (a) make payments relating to certain employees’ pre-petition wages, salaries and benefit programs in the ordinary course of business; (b) ensure the continuation of existing cash management systems; (c) honour certain ongoing customer obligations; and (d) enter into the DIP Credit Agreement that effectively replaces the present ABL Facility.

The terms of the Initial Order named PricewaterhouseCoopers Inc. (PwC) as the court-appointed monitor (the Monitor), who will assist the company in formulating a restructuring plan. The Initial Order provided for a general stay of proceedings for an initial period up to February 14, 2012. On February 14, the Court extended the stay of proceedings until April 30, 2012, after which time the company will likely file one or more motions requesting extensions to the stay of proceedings.

Shortly after the commencement of the creditor protection proceedings, the company began notifying all known current or potential creditors regarding these filings. Pursuant to the Initial Order, and subject to certain exceptions, the continuation of any judicial or administrative proceedings or other actions against the company or its property to recover, collect or secure a pre-petition claim were automatically stayed. Most creditor actions to obtain possession of the company’s property, or to create or enforce any lien against the company’s property, or to collect pre-petition amounts owed or otherwise exercise rights or remedies with respect to a pre-petition claim are enjoined unless and until the courts lift such stay.

Pursuant to the CCAA order, the company has the right to, among other things, repudiate agreements, contracts or arrangements of any nature whatsoever, whether oral or written, subject to the approval of the Monitor or further order of the Canadian Court. Any description of an agreement, contract or arrangement in these notes to the Consolidated Financial Statements must be read in conjunction with, and is qualified, by overriding rights, including the above-mentioned repudiation rights under CCAA.

A plan of reorganization must be filed with the Canadian Court before termination of the stay of proceedings or such other time as may be allowed by the Canadian Court. Third parties may seek permission to file a plan of reorganization. It is however management’s view that this is a rare occurrence in Canada. The plan of reorganization must be voted on by the required majority of holders of impaired claims and equity interests. The plan must also satisfy certain requirements of the CCAA and must be approved or confirmed by the Canadian Court and the U.S. Court in order to become effective.

There can be no assurance at this time that a plan of reorganization will be supported and approved by affected creditors, that it will be confirmed by the Canadian Court and the U.S. Court or that it will be successfully implemented by the company. The timing of filing a plan of reorganization will depend on the timing and outcome of numerous other ongoing matters in the creditor protection proceedings.

Under the priority scheme established by the CCAA proceedings, unless creditors agree to the contrary, pre-petition and post-petition liabilities must be satisfied in full before stockholders are entitled to receive any distribution or retain any property under a plan of reorganization. The ultimate recovery to creditors and/or stockholders, if any, will not be determined until confirmation of a plan or plans of reorganization. No assurance can be given at this time as to what values, if any, will be ascribed to each of these constituencies or what types or amounts of distributions, if any, they would receive. A plan of reorganization could result in holders of the company’s liabilities and/or securities, including the company’s common stock, receiving no distribution on account of their interests and cancellation of their holdings. A plan of reorganization could also result in holders of the company’s common stock being materially diluted.

53

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Terms of DIP financing

Upon commencement of the creditor protection proceedings, the company entered into a Senior Secured Superpriority DIP Credit Agreement among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. as borrowers, JP Morgan Chase Bank, N.A. Toronto Branch as administrative agent and J.P. Morgan Securities LLC as collateral agent and initial lender. On February 3, 2012, the Canadian Court approved the DIP lender charge and authorized draws on the DIP Credit Facility. On February 8, 2012, the US Bankruptcy Court confirmed the Canadian Court's authorization of the DIP Credit Facility, the DIP charge and the priorities of the various charges ordered by the Canadian Court.

The DIP Credit Facility has an 18-month maturity and has a maximum draw of approximately $175 million. Maximum availability is subject to certain terms and conditions that the DIP lenders have agreed to provide to Catalyst during the CCAA proceedings. The Order has been recognized under chapter 15 of title 11 of the US Bankruptcy Code. The security for the DIP Credit Facility consists of a first charge on the accounts receivable, inventory and cash of the company (collectively, the DIP First Charge Collateral) and a second charge on the 2016 Notes First Charge Collateral. Availability under the DIP Credit Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. These reserves include availability reserves, permitted priority charges and other reserves. Availability reserves include (a) a landlord waiver reserve in respect of rent of approximately $2.6 million; (b) a reserve in respect of wages and vacation pay obligations of approximately $3.6 million; (c) a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $3.7 million; and (d) a sales tax reserve of approximately $0.2 million. Permitted priority charges include an administration charge of approximately $1.5 million and a municipal property tax reserve in respect of the Crofton mill of approximately $0.4 million. Other reserves include credit insurance deductibles of approximately $2.0 million.

The DIP Credit Agreement includes one financial covenant that requires the company to maintain a minimum fixed charge coverage ratio of 1.1/1.0 if excess availability under the Facility is below $22 million. In addition to this springing fixed charge financial covenant, the DIP Credit Agreement also contains a number of usual and customary covenants for debtor in possession financings of this type. These include (a) requirements to deliver financial statements, other reports and notices; (b) restrictions on the incurrence and repayment of indebtedness; (c) restrictions on the incurrence of liens; (d) restrictions on making certain payments; (e) restrictions on investments and capital expenditures (f) restrictions on asset dispositions; and (g) restrictions on material modifications to indebtedness.

Future financial statement impact

Upon commencement of the CCAA proceedings, the company will apply the guidance in FASB ASC 852, Reorganizations in preparing its future consolidated financial statements, and will continue to apply this guidance for the duration of time that it operates under the Creditor Protection Proceedings. FASB ASC 852 does not change the manner in which financial statements are prepared. However, it requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses (including professional fees and DIP financing costs), charges related to indefinite idlings and permanent closures and other provisions for losses directly associated with or resulting from the reorganization of its business pursuant to the CCAA proceedings will be recorded in Reorganization items, net in the consolidated statement of operations.

Pre-petition obligations incurred prior to the Initial Order under CCAA that may be impaired by the reorganization process will be classified as Liabilities subject to compromise. Applying the guidance in FASB ASC 852, these liabilities must be reported at the amounts expected to be allowed as claims by the Courts, even if they may be settled for lesser amounts. Material differences may arise between these amounts and the carrying values of these liabilities in the company’s balance sheet. It is impossible at this time for the company to quantify what those differences will be.

The restructuring of the company’s debts and other pre-petition obligations may result in debt forgiveness that will be recognized in the consolidated statement of earnings (loss). These amounts may have a material impact on the company’s future financial position and on its income tax assets and liabilities. At this time, it is impossible for the company to quantify what the impact will be.

54

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Sale of the company’s shares

On February 16, 2012, TAM disposed of its entire investment in the company, thereby ceasing to have control or direction or beneficial ownership of any shares of the company. The disposition was an over-the-counter sales transaction executed after the announcement of the creditor protection proceedings described above. The sales transaction was made in reliance on exemptions that permit a control person of an issuer to trade the issuer’s securities if a notice of intention to distribute the securities is filed seven days in advance and certain other conditions are met in accordance with applicable securities legislation.

Repudiation of operating lease at paper recycling operation

On February 22, 2012, the company gave notice that it no longer intends to meet its contractual obligations as lessee under an operating lease at the paper recycling operation that was shut down in 2010 (refer to note 5, Measurement uncertainty – impairment of long-lived assets). The operating lease was scheduled to expire on November 30, 2023. Per the terms of the 30 day notice, a final lease payment will be made on March 1, 2012 for the 23 day period ending March 23, 2012. Any future claims arising from this operating lease are automatically stayed while the CCAA Order is in effect. Although the company’s commitments under this operating lease may be significantly affected by the creditor protection proceedings entered into on January 31, 2012, the impact isn’t presently determinable

55

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

31.         CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3-10 of Regulation S-X, in connection with the company’s senior secured notes due 2014 and 2016.  The company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because management has determined that such information will not be material to the holders of the senior notes; however, the following condensed consolidating financial information is being provided for each of the years ended December 31, 2011, 2010, and 2009. Investments in subsidiaries are accounted for on an equity basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

Supplemental Consolidating Balance Sheet

As at December 31, 2011

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation

Assets
Current assets
Cash and cash equivalents	$1.5	$17.4	$6.2	$–	$25.1
Accounts receivable	7.9	126.7	0.3	–	134.9
Inventories	–	146.9	–	–	146.9
Prepaids and other	13.4	6.1	0.5	–	20.0
	22.8	297.1	7.0	–	326.9
Property, plant and equipment	226.2	63.1	97.0	–	386.3
Advances to related companies	255.1	237.3	2.1	(494.5)	–
Investments, net of equity loss in related companies	(139.6)	–	–	139.6	–
Other assets	33.9	–	0.7	(10.2)	24.4
	$398.4	$597.5	$106.8	$(365.1)	$737.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$40.8	$129.1	$4.6	$–	$174.5
Current portion of long-term debt	466.6	0.2	–	–	466.8
	507.4	129.3	4.6	–	641.3
Long-term debt	261.7	–	113.8	–	375.5
Advances from related companies	217.2	253.9	23.4	(494.5)	–
Employee future benefits	14.3	291.4	–	–	305.7
Other long-term obligations	5.5	13.7	–	–	19.2
Future income taxes	–	1.0	12.8	(10.2)	3.6
Deferred credits	9.6	–	–	–	9.6
	1,015.7	689.3	154.6	(504.7)	1,354.9

Equity (Deficiency)
Shareholders’ equity (Deficiency)
Common stock	1,035.2	623.7	(33.3)	(590.4)	1,035.2
Additional paid-in capital	16.6	222.1	4.7	(226.8)	16.6
Retained earnings (deficit)	(1,556.0)	(894.2)	(18.4)	912.6	(1,556.0)
Accumulated other comprehensive income (loss)	(89.4)	(43.4)	(0.8)	44.2	(89.4)
	(593.6)	(91.8)	(47.8)	139.6	(593.6)
Non-controlling interest (deficit)	(23.7)	–	–	–	(23.7)
	(617.3)	(91.8)	(47.8)	139.6	(617.3)
	$398.4	$597.5	$106.8	$(365.1)	$737.6

56

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2011

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,261.5	$23.4	$(23.4)	$1,261.5

Operating expenses
Cost of sales, excluding depreciation and amortization	20.4	1,169.7	7.0	(23.4)	1,173.7
Depreciation and amortization	66.8	32.2	13.4	–	112.4
Selling, general and administrative	20.1	20.1	0.1	–	40.3
Restructuring	5.9	–	–	–	5.9
Impairment	496.2	327.4	–	–	823.6
	609.4	1,549.4	20.5	(23.4)	2,155.9

Operating earnings (loss)	(609.4)	(287.9)	2.9	–	(894.4)
Interest income (expense), net	(33.3)	(28.8)	(11.3)	–	(73.4)
Foreign exchange gain (loss) on long-term debt	(9.7)	–	–	–	(9.7)
Gain on cancellation of long-term debt	–	–	–	–	–
Equity earnings in Partnership	61.8	–	–	(61.8)	–
Other income (expense), net	5.7	(12.5)	0.3	–	(6.5)
Earnings (loss) before income taxes	(584.9)	(329.2)	(8.1)	(61.8)	(984.0)
Income tax expense (recovery)	(57.8)	53.3	(2.9)	–	(7.4)
Net earnings (loss)	(527.1)	(382.5)	(5.2)	(61.8)	(976.6)
Net (earnings) loss attributable to non-controlling interest	2.6	–	–	–	2.6
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(524.5)	(382.5)	(5.2)	(61.8)	(974.0)
Equity in earnings (loss) of subsidiaries	(449.5)	–	–	449.5	–
Net earnings (loss) attributable to the company	$(974.0)	$(382.5)	$(5.2)	$387.7	$(974.0)

57

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2011

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation

Cash flows provided (used) by:
Operations
Cash flows provided (used) by operations	$(427.3)	$(37.2)	$5.3	$387.7	$(71.5)

Investing
Additions to property, plant and equipment	(7.8)	(11.0)	(0.9)	–	(19.7)
Proceeds from sale of property, plant and equipment	–	1.2	–	–	1.2
Decrease (increase) in other assets	(1.2)	2.0	–	–	0.8
Cash flows provided (used) by operations	(9.0)	(7.8)	(0.9)	–	(17.7)

Financing
Increase (decrease) in advances to related companies	352.3	131.3	–	(483.6)	–
Increase (decrease) in long-term obligations	–	0.2	(0.2)	–	–
Decrease in other long-term debt	(0.9)	–	–	–	(0.9)
Redemption of senior notes	(25.8)	–	–	–	(25.8)
Distribution received (paid)	–	(94.1)	(1.8)	95.9	–
Increase (decrease) in revolving loan	48.0	–	–	–	48.0
Deferred financing costs	(2.4)	–	–	–	(2.4)
	207.2	37.4	(2.0)	(387.7)	18.9

Cash and cash equivalents, increase (decrease) in the year	(65.1)	(7.6)	2.4	–	(70.3)
Cash and cash equivalents, beginning of year	66.6	25.0	3.8	–	95.4
Cash and cash equivalents, end of year	$1.5	$17.4	$6.2	$–	$25.1

58

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Balance Sheet

As at December 31, 2010

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation

Assets
Current assets
Cash and cash equivalents	$66.6	$25.0	$3.8	$–	$95.4
Accounts receivable	1.1	119.2	0.3	–	120.6
Inventories	–	139.9	–	–	139.9
Prepaids and other	16.9	10.3	0.5	–	27.7
	84.6	294.4	4.6	–	383.6
Property, plant and equipment	781.1	395.1	109.4	–	1,285.6
Advances to related companies	290.4	366.5	1.1	(658.0)	–
Investments in related companies	364.7	–	–	(364.7)	–
Other assets	24.4	47.3	–	(44.7)	27.0
	$1,545.2	$1,103.3	$115.1	$(1,067.4)	$1,696.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$21.3	$145.9	$4.4	$–	$171.6
Current portion of long-term debt	26.8	0.2	–	–	27.0
	48.1	146.1	4.4	–	198.6
Long-term debt	670.9	0.1	112.9	–	783.9
Advances from related companies	347.4	287.8	22.8	(658.0)	–
Employee future benefits	16.7	252.4	–	–	269.1
Other long-term obligations	8.7	11.5	–	–	20.2
Future income taxes	40.4	–	15.7	(44.7)	11.4
Deferred credits	9.6	–	–	–	9.6
	1,141.8	697.9	155.8	(702.7)	1,292.8

Equity
Shareholders’ equity
Common stock	1,035.0	622.5	(32.1)	(590.4)	1,035.0
Additional paid-in capital	16.6	212.5	4.7	(217.2)	16.6
Retained earnings (deficit)	(582.0)	(374.4)	(12.3)	386.7	(582.0)
Accumulated other comprehensive income (loss)	(46.1)	(55.2)	(1.0)	56.2	(46.1)
	423.5	405.4	(40.7)	(364.7)	423.5
Non-controlling interest (deficit)	(20.1)	–	–	–	(20.1)
	403.4	405.4	(40.7)	(364.7)	403.4
	$1,545.2	$1,103.3	$115.1	$(1,067.4)	$1,696.2

59

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2010

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,228.7	$20.4	$(20.5)	$1,228.6

Operating expenses
Cost of sales, excluding depreciation and amortization	29.1	1,098.5	6.5	(20.5)	1,113.6
Depreciation and amortization	69.5	42.4	7.4	–	119.3
Selling, general and administrative	22.6	20.8	–	–	43.4
Restructuring	–	25.3	–	–	25.3
Impairment	232.8	61.7	–	–	294.5
	354.0	1,248.7	13.9	(20.5)	1,596.1

Operating earnings (loss)	(354.0)	(20.0)	6.5	–	(367.5)
Interest income (expense), net	(32.7)	(28.5)	(10.8)	–	(72.0)
Foreign exchange gain (loss) on long-term debt	27.6	–	–	–	27.6
Gain on cancellation of long-term debt	0.6	–	–	–	0.6
Equity earnings in Partnership	37.0	–	–	(37.0)	–
Other income (expense), net	(12.0)	8.9	(0.1)	–	(3.2)
Earnings (loss) before income taxes	(333.5)	(39.6)	(4.4)	(37.0)	(414.5)
Income tax expense (recovery)	(13.3)	(1.4)	(1.6)	–	(16.3)
Net earnings (loss)	(320.2)	(38.2)	(2.8)	(37.0)	(398.2)
Net (earnings) loss attributable to non-controlling interest	1.3	–	–	–	1.3
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(318.9)	(38.2)	(2.8)	(37.0)	(396.9)
Equity in earnings (loss) of subsidiaries	78.0	–	–	78.0	–
Net earnings (loss) attributable to the company	$(396.9)	$(38.2)	$(2.8)	$41.0	$(396.9)

60

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2010

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation

Cash flows provided (used) by:
Operations
Cash flows provided (used) by operations	$(153.9)	$66.1	$2.7	$41.0	$(44.1)

Investing
Additions to property, plant and equipment	(2.9)	(6.3)	(2.0)	–	(11.2)
Proceeds from sale of property, plant and equipment	0.4	7.5	–	–	7.9
Decrease (increase) in other assets	(1.7)	0.5	–	–	(1.2)
Cash flows provided (used) by operations	(4.2)	1.7	(2.0)	–	(4.5)

Financing
Increase (decrease) in advances to related companies	99.5	41.5	0.5	(141.5)	–
Increase (decrease) in long-term obligations	–	1.5	(1.5)	–	–
Proceeds from (repayment of) long-term debt	–	(1.0)	–	–	(1.0)
Proceeds from long-term debt	98.4	–	–	–	98.4
Settlement on purchase of debt securities	(9.2)	–	–	–	(9.2)
Dividends received (paid)	–	(12.6)	–	12.6	–
Distribution received (paid)	–	(85.7)	(1.8)	87.5	–
Repayment of revolving operating loan	(14.5)	14.5	–	–	–
Proceeds on termination of debt hedges	(8.3)	–	–	–	(8.3)
Increase (decrease) in revolving loan	–	(14.9)	–	0.4	(14.5)
Deferred financing costs	(4.5)	–	–	–	(4.5)
	161.4	(56.7)	(2.8)	(41.0)	60.9
Cash and cash equivalents, increase (decrease) in the year	3.3	11.1	(2.1)	–	12.3
Cash and cash equivalents, beginning of year	63.3	13.9	5.9	–	83.1
Cash and cash equivalents, end of year	$66.6	$25.0	$3.8	$–	$95.4

61

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2009

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,225.4	$16.7	$(18.6)	$1,223.5

Operating expenses
Cost of sales, excluding depreciation and amortization	26.4	1,023.5	6.3	(18.6)	1,037.6
Depreciation and amortization	125.0	18.4	3.2	–	146.6
Selling, general and administrative	24.2	20.6	–	–	44.8
Restructuring	–	17.9	–	–	17.9
Impairment and other closure costs	–	17.4	–	–	17.4
	175.6	1,097.8	9.5	(18.6)	1,264.3

Operating earnings (loss)	(175.6)	127.6	7.2	–	(40.8)
Interest expense, net	(37.8)	(19.6)	(11.9)	–	(69.3)
Gain on cancellation of long-term debt	–	30.7	–	–	30.7
Foreign exchange gain on long-term debt	74.9	0.4	–	–	75.3
Equity earnings in Partnership	108.5	–	–	(108.5)	–
Other income (expense), net	26.9	(56.1)	0.1	–	(29.1)
Earnings (loss) before income taxes	(3.1)	83.0	(4.6)	(108.5)	(33.2)
Income tax recovery	(12.2)	(13.2)	(2.2)	–	(27.6)
Net earnings (loss)	9.1	96.2	(2.4)	(108.5)	(5.6)
Net (earnings) loss attributable to non-controlling interest	1.2	–	–	–	1.2
Net earnings (loss) before equity in earnings (loss) of subsidiaries	10.3	96.2	(2.4)	(108.5)	(4.4)
Equity in earnings (loss) of subsidiaries	(14.7)	–	–	14.7	–
Net earnings (loss) attributable to the company	$(4.4)	$96.2	$(2.4)	$(93.8)	$(4.4)

62

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Under Creditor Protection Proceedings as of January 31, 2012 – Notes 1 and 30)

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2009

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation

Cash flows provided (used) by:
Operations
Cash flows provided (used) by operations	$(38.3)	$242.9	$(7.2)	$(93.8)	$103.6

Investing
Additions to property, plant and equipment	(1.7)	(9.3)	(0.5)	–	(11.5)
Proceeds from sale of property, plant and equipment	2.1	2.4	–	–	4.5
Decrease (increase) in other assets	(9.3)	13.4	–	–	4.1
Cash flows provided (used) by investing activities	(8.9)	6.5	(0.5)	–	(2.9)

Financing
Decrease in revolving loan and loan payable	(2.1)	(43.2)	–	(0.3)	(45.6)
Repayment of long-term debt	–	–	(75.7)	–	(75.7)
Proceeds from long-term debt	–	–	95.0	–	95.0
Proceeds on termination of debt foreign currency contracts	34.7	–	–	–	34.7
Settlement on purchase of debt securities	(26.9)	–	–	–	(26.9)
Note exchange costs	(2.2)	–	–	–	(2.2)
Deferred financing costs	1.1	(1.1)	(0.9)	–	(0.9)
Decrease in other long-term debt	(0.8)	(0.2)	–	–	(1.0)
Increase (decrease) in advances to related companies	(178.5)	88.4	(6.6)	96.7	–
Dividends received (paid)	26.1	(26.1)	–	–	–
Distribution received (paid)	259.1	(258.5)	(0.6)	–	–
Cash flows provided (used) by financing activities	110.5	(240.7)	11.2	96.4	(22.6)
Cash and cash equivalents, increase in the year	63.3	8.7	3.5	2.6	78.1
Cash and cash equivalents, beginning of year	–	5.2	2.4	(2.6)	5.0
Cash and cash equivalents, end of year	$63.3	$13.9	$5.9	$–	$83.1

63